      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 3, 2000

                                                      REGISTRATION NO. 333-94291
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 5

                                       TO

                                   FORM SB-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                INTELISPAN, INC.
              (EXACT NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

          WASHINGTON                         7379                         91-1738902
 (STATE OR OTHER JURISDICTION    (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
      OF INCORPORATION OR         CLASSIFICATION CODE NUMBER)         IDENTIFICATION NO.)
          ORGANIZATION)


                       1720 WINDWARD CONCOURSE, SUITE 100


                           ALPHARETTA, GEORGIA 30005


                                 (678) 256-0300

         (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                              JAMES D. SHOOK, ESQ.

                 VICE PRESIDENT, GENERAL COUNSEL, AND SECRETARY
                       1720 WINDWARD CONCOURSE, SUITE 100
                           ALPHARETTA, GEORGIA 30005

                                 (678) 256-0300

           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:
                              ROBERT S. KANT, ESQ.
                              JEAN E. HARRIS, ESQ.
                              SCOTT K. WEISS, ESQ.
                             GREENBERG TRAURIG, LLP
                               ONE EAST CAMELBACK
                          PHOENIX, ARIZONA 85012-1656
                                 (602) 263-2300
                            ------------------------
                        CALCULATION OF REGISTRATION FEE


--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                            PROPOSED             PROPOSED
                                                             MAXIMUM              MAXIMUM
     TITLE OF EACH CLASS OF          AMOUNT TO BE        OFFERING PRICE          AGGREGATE            AMOUNT OF
  SECURITIES TO BE REGISTERED         REGISTERED            PER UNIT          OFFERING PRICE      REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
Common Stock, par value              1,420,000 Shares       $3.03 (1)           $4,304,375                    $1,136.36(4)
$.0001..........................
                                       600,000 Shares
                                                            $4.625(2)            2,775,000                      $732.60(4)
                                       233,750 Shares
                                                            $4.02 (3)             938,652                       $247.26(4)
                                  -------------------
                                                                            -------------------  -------------------
                                     2,253,750 Shares
                                                                                $8,018,027                    $2,116.22(4)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------


(1) Calculated upon the average of the bid and asked price of our common stock as of January 7, 2000.

(2) Calculated upon the average of the bid and asked price of our common stock as of February 22, 2000.

(3) Calculated upon the average of the bid and asked price of our common stock as of March 24, 2000.

(4) Previously paid.
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SUBJECT TO COMPLETION MAY 2, 2000


PROSPECTUS

                        2,253,750 SHARES OF COMMON STOCK

                                INTELISPAN, INC.

     Certain shareholders of Intelispan, Inc. are offering for sale up to 2,253,750 shares of common stock under this prospectus, consisting of the following:

     - 1,280,000 shares of common stock that shareholders have the right to acquire upon conversion of Series A preferred stock,

     - 600,000 shares of common stock that may be sold upon exercise of warrants that were issued in September and October 1999 in connection with short-term financings,

     - 108,000 shares of common stock that were issued in January 1999 in connection with an investor relations agreement,

     - 32,000 shares of common stock that may be sold upon exercise of warrants that were issued in June 1998 in connection with another investor relations agreement,

     - 23,750 shares of common stock that were issued in March 2000 to employees pursuant to restricted stock grants, and

     - 210,000 shares of common stock that may be sold upon issuance from time to time to our employees or consultants.

     The selling shareholders will determine when they will sell their shares, and in all cases, they will sell their shares at the current market price or at negotiated prices at the time of the sale. We will pay the expenses incurred to register the shares for resale, but the selling shareholders will pay any underwriting discounts, concessions, and brokerage commissions associated with the sale of their shares of common stock. The selling shareholders and the brokers and dealers that they utilize may be deemed to be "underwriters" within the meaning of the securities laws, and any commissions received and any profits realized by them on the sale of shares may be considered to be underwriting compensation.

     We will not receive any of the proceeds of sales by the selling shareholders. Securities laws and Securities and Exchange Commission regulations may require the selling shareholders to deliver this prospectus to purchasers when they resell their shares of common stock.


     Our common stock currently is traded on the NASD over-the-counter bulletin board, or OTCBB, under the symbol "IVPNE." On May 1, 2000, the last sale price of the common stock as reported on the OTCBB was $2.13 per share. The OTCBB eligibility rules provide that companies must be reporting companies under the federal securities laws in order to be quoted on the OTCBB. BECAUSE WE WERE NOT A REPORTING COMPANY UNDER THE FEDERAL SECURITIES LAWS ON JANUARY 12, 2000, THE NASD SCHEDULED THE REMOVAL OF OUR STOCK QUOTATIONS FROM THE OTCBB ON THAT DATE. WE OBTAINED A TEMPORARY STAY FROM THE REMOVAL AND ARE AWAITING THE SCHEDULING OF AN APPEAL. WE ARE TAKING STEPS TO BECOME A REPORTING COMPANY. IN ADDITION, WE HAVE APPLIED TO HAVE OUR COMMON STOCK LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "IVPN."


                           -------------------------


SEE "RISK FACTORS," BEGINNING ON PAGE 6, FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF COMMON STOCK OFFERED HEREBY.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is           , 2000.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by more detailed information appearing elsewhere in this prospectus. This prospectus contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of the factors set forth in this prospectus, including those set forth under "Risk Factors." You should read the entire prospectus carefully before making an investment decision.

                                  OUR COMPANY

INTRODUCTION


     We provide complete and seamless managed network solutions that enable secure and efficient electronic communications among businesses through virtual private networks and the Internet. A virtual private network is a private network that exists within a public or shared network, including the Internet, through which access is controlled and users can communicate securely. Our solutions include providing secure network connectivity on a metered or flat-rate basis together with technology that verifies the identity of users and manages e-commerce transactions. We believe we differentiate our services by integrating complex technologies to create our own branded network services.



     Our InteliGate suite, our principal services for secure electronic communications between businesses, currently includes the following:



     - InteliGate-SP, a virtual private network that exists within a shared network;



     - InteliGate, a virtual private network that allows users to access securely their private network through an Internet connection provided by a third party;



     - InteliGate II, a virtual private network that allows users to access securely their private network through an Internet connection provided by us; and


     - TradeSPAN, a premium service that provides for electronic document exchange.


     We plan to differentiate our services through a comprehensive service level agreement with our customers whereby we guarantee that our services will be highly available with minimum downtime.


OUR MARKET OPPORTUNITY

     Infonetics Research reports that the market for virtual private networks was $205 million in 1997 and is estimated to grow to $12 billion by the end of 2001. The Gartner Group predicts that by 2003, more than 137 million users worldwide, including one-third of the U.S. work force, will be accessing computer networks from remote locations. We believe the following are key driving forces behind our current market opportunity:

     - the growth of e-commerce between businesses,

     - the increasing demand for secure computer networks,

     - the increase in users accessing computer networks from remote locations,

     - the increasing demand for cost-efficient outsourced services to support computer networks, and

     - the adoption of third-party hosting of business applications.

OUR STRATEGY


     Our goal is to be a leading single-source provider of managed network solutions that enable secure and efficient electronic communications among businesses through virtual private networks and the Internet. Key elements of the strategy to achieve this goal include the following:


     - targeting small- and medium-sized businesses through resellers, system integrators, and strategic relationships;

     - building a direct sales force and developing a marketing campaign to target specific industries with the greatest perceived demand for our services, such as healthcare and financial services;

     - increasing brand awareness through an aggressive media campaign;

     - continuing to pursue strategic relationships to acquire technologies and service offerings to complement and expand our existing service offerings;

     - providing high-quality service and responsiveness to customers; and

     - pursuing strategic acquisitions to enhance our technology portfolio, expand our product offerings, and build our distribution channels.

RECENT DEVELOPMENTS

     In November 1999, we announced the appointment of Travis Lee Provow, a director of our company since August 1998, as our Chief Executive Officer, effective January 1, 2000. Mr. Provow served as Chief Operating Officer of Slingshot Networks, LLC, a provider of digital media storage, and has more than 18 years of network experience. Mr. Provow was a founder of GridNet International, Inc., the network backbone of our virtual private network solution, which was sold to MCI WorldCom in 1997. Prior to founding GridNet, Mr. Provow held several domestic and international technical, marketing, product management, and strategic planning positions with NCR, now AT&T Global Information Services, from 1981 to 1995.

     During February 2000, Maurice J. Gallagher, Jr. became the Chairman of the Board of Directors of our company. Mr. Gallagher is the Chairman of the Board of Directors of MGC Communications, Inc., which he was instrumental in organizing. Mr. Gallagher is also a founder and Chairman of BankServ, Inc., a private payments company founded in 1996. Mr. Gallagher also served as a director of PurchasePro.com Inc. during 1998 and 1999. Mr. Gallagher co-founded ValuJet Airlines, Inc. in 1993 and served as director of that company from 1993 until November 1997. Mr. Gallagher held prior positions with ValuJet from 1993 to 1994, including Chief Financial Officer, and served as Vice Chairman of its board of directors from 1994 to 1997. Prior to co-founding ValuJet, Mr. Gallagher was a founder and President of WestAir Holding, Inc., a commuter airline headquartered in Fresno, California. WestAir was sold to Mesa Airlines in June 1992, and Mr. Gallagher was a member of the Mesa board of directors from June 1992 through March 1993.

     During January 2000, we completed a private placement of 300 units to accredited investors through Commonwealth Associates, L.P. as placement agent, resulting in net proceeds to us of $26.7 million. Each unit, which sold for $100,000, consisted of 133,333 shares of common stock and a warrant to purchase 66,667 shares of common stock at an exercise price of $0.75 per share. In connection with the offering, the placement agent received, among other things, seven-year warrants to purchase 33.33% of the shares of common stock included in the units and issuable upon exercise of the warrants included in the units at an exercise price of $0.75 per share. As a result of the sale of the 300 units, the placement agent received an aggregate of 20,000,000 agent warrants. Prior to the offering, ComVest Capital Management, LLC, an affiliate of the placement agent, and its designees made available to us approximately $595,000, evidenced by bridge notes that were converted into units in the offering. In connection with the bridge notes and to induce Commonwealth to raise additional capital for our company, we issued to ComVest and its designees bridge warrants to purchase 10,000,000 shares of common stock at an exercise price of $0.01 per share. The holders of the bridge warrants exercised the warrants prior to the first closing of the private placement.

     During February 2000, we completed another private placement of 13.5 units to accredited investors through Commonwealth Associates, L.P. as placement agent, from which we received net proceeds of $1.2 million. The units were sold at $100,000 per unit and were identical to the units sold in the private placement completed in January 2000. In connection with the offering, the placement agent received, among other things, seven-year warrants to purchase 33.33% of the shares of common stock included in the units and issuable upon exercise of the warrants included in the units at an exercise price of $0.75 per share. As a result of the sale of the 13.5 units, the placement agent received an aggregate of 900,000 agent warrants.


     Our Board of Directors and our shareholders have approved the reincorporation of our company from Washington to Delaware through a merger into a newly formed Delaware corporation formed solely for the purposes of the reincorporation. Upon effectiveness, the reincorporation provides for the conversion of shares of the Washington corporation into shares of the Delaware corporation, on the basis of one share of common stock of the Delaware corporation for each three shares of common stock previously issued and outstanding. The presently issued and outstanding shares of Series A preferred stock will remain the same, however, the conversion ratio for the Series A preferred stock will be adjusted to reflect the combination of the common stock into a smaller number of shares. Currently, each share of Series A preferred stock is convertible into 50 shares of common stock. After the reincorporation, each share of Series A preferred stock will be convertible into 16.67 shares of common stock. Our Board of Directors may choose to effect the reincorporation at any time in the future, amend or modify the terms of the reincorporation, or may choose to terminate and abandon the reincorporation. Upon the effectiveness of the reincorporation, our company will be governed by the a new certificate of incorporation, the bylaws of the Delaware corporation, and Delaware law.


OUR OFFICES


     Our principal offices are located at 1720 Windward Concourse, Suite 100, Alpharetta, Georgia 30005, telephone (678) 256-0300, facsimile (678) 256-0301.

                                  THE OFFERING


Securities offered by the selling
  shareholders........................  2,253,750 shares of common stock
Common stock currently outstanding....  71,103,334 shares
Use of proceeds.......................  We will not receive any of the proceeds of sales by the selling
                                        shareholders.
OTCBB symbol..........................  IVPNE


                      SUMMARY CONSOLIDATED FINANCIAL DATA


                                        SEPTEMBER 15, 1997          YEAR ENDED
                                           (INCEPTION)             DECEMBER 31,
                                             THROUGH         -------------------------
                                        DECEMBER 31, 1997       1998          1999
                                        ------------------   -----------   -----------
STATEMENT OF OPERATIONS DATA:
Revenue...............................     $    11,303       $   129,596   $   743,709
Gross loss............................          (4,535)         (785,807)     (542,701)
Loss from operations..................        (681,539)       (5,928,716)   (5,370,153)
Net loss..............................        (572,608)       (5,210,560)   (5,806,864)
Net loss per common share -- basic and
  diluted.............................     $     (0.06)      $     (0.32)  $     (0.28)
Weighted average number of common
  shares outstanding..................      10,337,094        16,334,670    20,817,660


                                                                 AS OF
                                                             DECEMBER 31,
                                                       -------------------------
                                                          1998          1999
                                                       ----------    -----------
BALANCE SHEET DATA:
Working capital......................................  $ (364,654)   $ 8,144,658
Total assets.........................................   2,042,261     11,769,746
Total debt...........................................     188,957        263,655
Shareholders' equity.................................     997,983      9,341,930

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this prospectus, before purchasing any of our common stock.

     INVESTORS WILL HAVE SIGNIFICANTLY LESS LIQUIDITY AND LIMITED AVAILABILITY OF QUOTATIONS IF OUR COMMON STOCK IS NO LONGER ELIGIBLE FOR QUOTATION ON THE NASD BULLETIN BOARD OR IS NOT LISTED ON A NATIONAL EXCHANGE.

     Although we have applied to have our common stock listed on the Nasdaq National Market, our common stock is currently quoted on the OTCBB operated by the NASD. The OTCBB eligibility rule provides that no issuer may be quoted on the OTCBB unless it is required to make current filings pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. We did not meet this requirement by our required compliance date of January 12, 2000, but we obtained a temporary stay to continue to have our common stock quoted on the OTCBB.

     During this time, we have appealed the NASD-scheduled removal of our stock quotations from the OTCBB. As part of that effort, we applied to the Securities and Exchange Commission for a stay of the removal until our appeal could be resolved. On January 12, the SEC issued an order temporarily staying the removal of our quotations from the OTCBB. Since that time, the SEC has accepted our appeal, but has not yet set a schedule to hear the arguments of the parties. No assurances can be given that our appeal will be successful or when the SEC will continue the stay. If we are not successful in our appeal, our common stock will not be eligible for quotation on the OTCBB, which could occur at any time without notice.

     If our common stock is no longer quoted on the OTCBB or a national exchange, we believe our common stock quotations will be published in the "pink sheets," which generally does not provide real time quotes. As a result, we believe investors will have significantly less liquidity and limited availability of quotations, which could have a material adverse effect on the market price of our common stock. No assurance can be given when, if ever, we will meet the OTCBB qualifications to permit our common stock to be quoted on the OTCBB, or when our common stock will be listed on a national exchange.

WE HAVE INCURRED SUBSTANTIAL LOSSES, AND OUR ABILITY TO GENERATE REVENUE TO SUPPORT OUR OPERATIONS IS UNCERTAIN.


     We have generated limited revenue, have incurred substantial losses since our inception, and currently are experiencing a substantial cash flow deficiency from operations. Our inability to generate revenue sufficient to achieve profitability may have an adverse effect on the market price of our common stock. We expect to incur substantial additional losses for the foreseeable future. We incurred net losses of approximately $573,000 during 1997, approximately $5.2 million during 1998, and approximately $5.8 million during 1999. As of December 31, 1999, we had an accumulated deficit of approximately $11.6 million. Our ability to generate revenue to support our operations is uncertain, and we may never achieve profitability.

WE HAVE A LIMITED OPERATING HISTORY UPON WHICH YOU CAN EVALUATE OUR POTENTIAL FOR FUTURE SUCCESS.

     We began to introduce our products and services during 1998. We have generated limited revenue and have a very limited operating history on which you can evaluate our potential for future success. Rather than relying on historical financial information to evaluate our company, you should evaluate our company in light of the expenses, delays, uncertainties, and complications typically encountered by early-stage businesses, many of which will be beyond our control. Early-stage businesses commonly face risks such as the following:

     - lack of sufficient capital,

     - unanticipated problems, delays, and expenses relating to product development and implementation,

     - lack of intellectual property,

     - licensing and marketing difficulties,

     - competition,

     - technological changes, and

     - uncertain market acceptance of products and services.

OUR LIMITED OPERATING HISTORY MAY MAKE IT DIFFICULT FOR US TO FORECAST ACCURATELY OUR OPERATING RESULTS.

     Our planned expense levels will be based in part on our expectations concerning future revenue, which is difficult to forecast accurately based on our stage of development. We may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenue. Further, business development and marketing expenses may increase significantly as we expand operations. To the extent that these expenses precede or are not rapidly followed by a corresponding increase in revenue, our business, operating results, and financial condition may be materially and adversely affected.

THE LOSS OF ANY OF OUR KEY EXECUTIVES OR OUR FAILURE TO ATTRACT, INTEGRATE, MOTIVATE, AND RETAIN ADDITIONAL KEY EMPLOYEES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     Our success depends to a large degree upon the skills of our senior management team and current key employees and upon our ability to identify, hire, and retain additional sales, marketing, technical, and financial personnel. The loss of any of our key executives or the failure to attract, integrate, motivate, and retain additional key employees could have a material adverse effect on our business. We may be unable to retain our existing key personnel or attract and retain additional key personnel. We depend particularly upon the following key executives: Travis Lee Provow, Chief Executive Officer and President; Ronald W. Loback, Executive Vice President-Sales; and Kenton G. Dallas, Vice President of Network Technologies. We do not have any employment agreements with any of our employees. We maintain key person life insurance only for Mr. Provow. We do not require our executives or our employees to enter non-competition agreements with us, and those executives or employees could leave our company to form or join a competitor.

WE DEPEND ON KEY CONTRACTUAL RELATIONSHIPS, AND THE LOSS OF ANY OF THOSE RELATIONSHIPS WOULD LIKELY HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS.

     We enter into licensing, strategic, and other similar contractual relationships under which we utilize proprietary technology and incorporate key products and services into our customer solutions. If any of these relationships are terminated, expired, or breached, or if any of the parties to these agreements cease operations or stop offering its product or service, our operations would have a material adverse effect on our operations. We currently depend to a great extent upon six key agreements:

     - a reseller agreement with GridNet via MCI WorldCom that enables us to provide exSPAND-VPN;

     - a technology supply agreement between our majority-owned Contego, LLC subsidiary and Baltimore Technologies, plc;

     - a strategic alliance agreement between Contego and GridNet permitting the integration of Contego's product in the GridNet network;

     - a supply agreement with Contego that enables us to provide exSPAND-PKI;

     - a software license and distribution agreement with Cyclone Software Corporation that enables us to offer TradeSPAN; and

     - a distributor agreement with Altiga Networks that enables us to offer exSPANd-INT.

     Any changes to the offerings provided by these third parties under these agreements may require us to change or reengineer our own services, which will likely cause a material disruption of our business. In any of such cases, there is no assurance that we would be able to timely modify our services or to replace any of the services on favorable terms or at all.

     WE RELY ON OUR GRIDNET SUPPLY AGREEMENT FOR THE MAJORITY OF OUR SERVICE OFFERINGS, AND THE TERMINATION OF THIS AGREEMENT OR THE INTRACONNECT SERVICE WOULD REQUIRE US TO FIND AN ALTERNATIVE NETWORK TO PROVIDE OUR PRODUCTS AND SERVICES TO CUSTOMERS.

     Under the GridNet supply agreement, MCI WorldCom can eliminate its service offerings, including the IntraConnect service, upon 60 days' notice to our company. If MCI WorldCom terminates the IntraConnect service, or if the agreement is terminated, we would have to find an alternative network to provide our products and services to customers. Even if we located an alternate network, an agreement may not be reached on terms that are acceptable to us and the terms and the time required to migrate our offerings to an alternative network could materially and adversely affect our business. In addition, MCI WorldCom has notified us that it is currently changing the network configuration and technology infrastructure underlying its services. These changes are requiring us to reengineer our product offerings to adapt to these changes and may require us to reposition our offerings in the market. There can be no assurance that this re-engineering will be possible, successful, or cost-effective.

WE WOULD NOT BE ABLE TO OFFER OUR PRODUCTS WITHOUT THE TECHNOLOGY THAT WE LICENSE FROM THIRD PARTIES.

     We license most of the technology integral to our business from third parties, and we do not have any patents or copyrights for the technology we utilize. Our success will depend in part on the continued availability of that technology, the technology not infringing the proprietary rights of others, and our not breaching technology licenses. It is uncertain whether any third-party patents will require us to utilize or develop alternative technology, alter our products or services, obtain alternative licenses, or cease activities that infringe on third-parties' intellectual property rights. We may not be able to obtain any additional required licenses on commercially favorable terms, if at all. Our inability to acquire any third-party product licenses, or to integrate the related third-party products into our products and services, could result in delays in product development unless and until equivalent products can be identified, licensed, and integrated. We also expect to require new licenses in the future as our business expands and technology evolves. Existing or future licenses may not continue to be available to us on commercially reasonable terms. Litigation, which could result in substantial cost to us, may also be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights.

IF WE DO NOT FIND ADDITIONAL SOURCES OF CAPITAL, WE MAY BE REQUIRED TO REDUCE THE SCOPE OF OUR BUSINESS ACTIVITIES UNTIL WE CAN OBTAIN OTHER FINANCING.

     We will not receive any proceeds from this offering. We believe that our current capital will satisfy our operating capital needs through the end of this calendar year based upon our currently anticipated business activities. We anticipate incurring substantial losses in the future and will likely require significant additional financing in order to satisfy our cash requirements. Our need for additional capital to finance our operations and growth will be greater should, among other things, our revenue or expense estimates prove to be incorrect, particularly if we do not find additional sources of capital. We cannot predict the timing or amount of our capital requirements at this time. We may not be able to obtain additional financing in sufficient amounts or on acceptable terms when needed, which could adversely affect our operating results and prospects.

OUR PRODUCTS AND SERVICES MAY NOT BE BROADLY ACCEPTED BY THE MARKET.

     We offer secure electronic business communication solutions. The market for providing integrated and secure network services is in the early stage of development. It is difficult to predict the rate at which this market will grow, if at all, because this market is relatively new and current and future competitors are likely to introduce competing services or products. Our business, operating results, and financial condition would be materially and adversely affected if the markets for our products and services fail to grow, grow more slowly than anticipated, or become more competitive, or if our products and services are not accepted by targeted customers even if a substantial market develops. New or increased competition may result in market saturation, more competitive pricing, or lower margins. Certain critical issues concerning commercial use of our products and services remain unresolved and may impact the growth of these services. These issues include, among others, the ultimate security and reliability of networks, the ease and cost of access, and the quality of service.

OUR FAILURE TO SUCCESSFULLY DEVELOP AND MARKET NEW PRODUCTS AND SERVICES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS.

     Any failure by us to anticipate or respond adequately to technological developments, customer requirements, or new design and production techniques or any significant delays in product development or introduction could have a material adverse effect on our operations. The emerging market for our products and services is characterized by rapid technological developments and evolving industry standards. These factors will require us continually to improve the performance and features of our products and services and to introduce new products and services, particularly in response to offerings from our competitors, as quickly as possible. As a result, we will be required to expend substantial funds for and commit significant resources to the conduct of continuing product development. We may not be successful in developing and marketing new products and services that respond to competitive and technological developments and changing customer needs.


WE OFFER SOME OF OUR SERVICES FOR A FIXED MONTHLY CHARGE, AND OUR OPERATING MARGINS WILL BE REDUCED IF OUR CUSTOMERS USE OUR SERVICES AT LEVELS GREATER THAN WE EXPECT.



     We have recently begun to offer to our customers our InteliGate, InteliGate-II, and InteliGate-SP services for a fixed monthly charge. Our pricing is based upon projected customer use of our services and the projected cost of these services, however, we have little historical basis upon which to estimate these amounts. Higher than expected use by our customers or higher than expected costs would decrease our operating margins. Repeated or significant decreases in our operating margins would have a material adverse effect on our operations.



INCREASED CUSTOMER CREDITS REQUIRED BY OUR SERVICE LEVEL AGREEMENTS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.



     We have recently announced an aggressive service level agreement with our customers whereby we plan to guarantee that our services will be available to our customers. If we fail to maintain agreed-upon service levels, our service level agreements will require us to grant our customers a credit. Historically, our industry has guaranteed availability of similar services at lower levels, and have required customers to request such credits. We have little historical data upon which to estimate the credits that we may have to grant for failing to maintain the agreed-upon service levels. In addition, our third-party providers do not provide us with similar guarantees. Accordingly, our service level agreements could require our company to grant significant credits to customers which would result in higher than expected costs and decreased operating margins. Repeated or significant decreases in our operating margins would have a material adverse effect on our operations.


INVESTORS MAY NOT BE ABLE TO EXERCISE CONTROL OVER OUR COMPANY AS A RESULT OF MANAGEMENT'S AND OTHER PRINCIPAL SHAREHOLDERS' OWNERSHIP.

     The current executive officers and directors of our company beneficially own 43.2% of our outstanding common stock. As a result, the executive officers and directors of our company can significantly influence the management and affairs of our company and all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership could have the effect of delaying or preventing a change in control of our company, even when such change of control is in the best interests of shareholders. Control by management might adversely affect the market price of the common stock and the voting and other rights of our company's other shareholders.

THE MARKETS FOR ELECTRONIC COMMERCE, SECURE REMOTE ACCESS, AND STRONG AUTHENTICATION ARE HIGHLY COMPETITIVE.

     Our products and services compete in the secure network access and secure business-to-business communication markets with virtual private network providers, value-added network providers, and electronic data interchange providers. Value-added networks are communications networks that provide services beyond normal transmission, such as automatic error detection and correction, data conversion, and message storing and forwarding. The competition in these markets is extremely competitive.

     Competition for our products and services arise from several sources in the virtual private network market. Most major networking device companies provide or have announced intentions to provide encryption or other secure access through their hardware. This group includes Lucent and Cisco; firewall vendors, such as Axent and Checkpoint Software; and modem-pool companies, such as Shiva. Competitors providing a service-based virtual private network include Sprint, AT&T, GTE, IBM, and MCI WorldCom, as well as smaller companies such as Concentric Networks. In addition, several companies, including Sun Microsystems and Microsoft, provide or have announced their intention to provide software product-based solutions, some of which will be integrated into their operating systems.

     Our products and services compete with different technologies that provide electronic data interchange services including electronic data interchange applications based on value-added networks and other secure document exchange applications. Many existing value-added networks have strong, long-standing relationships with customers and have demonstrated their ability to deliver a complete solution. Competitors in this marketplace include GE Information Services, Sterling Commerce, IBM, Kleinschmidt, and Harbinger. Some of these companies, together with newer entrants in the market, have introduced Internet-based products and services. We may also compete in this segment with enterprise resource software providers that integrate electronic data interchange services into their products, such as PeopleSoft, BAAN, SAP, and Oracle.

     Competition may develop from companies that integrate their current user authentication technology into a network solution. These companies include Entrust, VeriSign, and Baltimore, which utilize public key infrastructure technology, and Security Dynamics, ActivCard, and Vasco, which use other technology in their solutions.

     Although we believe that our products and services will compete favorably in these market segments, we may not maintain a competitive position against current and potential competitors and market acceptance for our products and services has not yet been demonstrated. Many of our current and potential competitors have longer operating histories, greater name recognition, larger installed customer bases, and significantly greater financial, technical, marketing, and sales resources than we do. As a result, competitors may be able to react more quickly to emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products. In addition, certain of our current competitors in particular segments of the security marketplace may broaden or enhance their offerings to provide a more comprehensive solution competing more effectively with our products and services.

OUR BUSINESS RELIES ON THE POPULARITY OF THE INTERNET AS A METHOD OF CONDUCTING BUSINESS.

     Our future revenue and any future profits will depend upon the widespread acceptance and use of the Internet and related technologies as an effective medium to conduct business. The failure of the Internet and related technologies to continue to develop as a commercial or business medium to conduct business would adversely affect our business, operating results, and financial condition. The market for Internet-based, business electronic commerce products is relatively new and is evolving rapidly. The acceptance and use of the Internet for business could be limited by a number of factors, such as potential slowing growth and use of the Internet in general, the relative ease of conducting business on the Internet, the efficiencies and improvements that conducting commerce on the Internet provides, concerns about transaction security, and taxation of transactions on the Internet.

SECURITY RISKS OF ELECTRONIC COMMERCE MAY DETER FUTURE USE OF OUR PRODUCTS AND SERVICES.

     A fundamental requirement to conducting Internet-based electronic commerce is the secure transmission of confidential information over public networks. Failure to prevent security breaches of business trading communities, or well-publicized security breaches affecting the Internet in general, could deter retailers and manufacturers from conducting electronic transactions that transmit confidential information. Advances in computer capabilities, new discoveries in the field of cryptography, and other developments may result in a compromise or breach of the algorithms we use to protect content and transactions on the trading communities. Anyone that is able to circumvent our security measures could misappropriate proprietary confidential user information or cause interruptions in operations. There may be significant cost requirements to protect against security breaches or to alleviate problems caused by breaches. Any such occurrences could materially and adversely affect our business.

ANY FUTURE ACQUISITIONS COULD DIVERT MANAGEMENT'S TIME AND ATTENTION, DILUTE THE VOTING POWER OF EXISTING SHAREHOLDERS, AND HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     As part of our growth strategy, we may acquire complementary businesses and assets. Acquisitions that we may make in the future could result in the diversion of time and personnel from our business. We also may issue shares of common stock or other securities in connection with acquisitions, which could result in the dilution of the voting power of existing shareholders and could dilute earnings per share. Any acquisitions would be accompanied by other risks commonly encountered in such transactions, including the following:

     - difficulties integrating the operations and personnel of acquired companies;

     - the additional financial resources required to fund the operations of acquired companies;

     - the potential disruption of our business;

     - our ability to maximize our financial and strategic position by the incorporation of acquired technology or businesses with our product and service offerings;

     - the difficulty of maintaining uniform standards, controls, procedures, and policies;

     - the potential loss of key employees of acquired companies;

     - the impairment of employee and customer relationships as a result of changes in management; and

     - significant expenditures to consummate acquisitions.


     As a part of our acquisition strategy, we may engage in discussions with various businesses respecting their potential acquisition. In connection with these discussions, we and each potential acquired business may exchange confidential operational and financial information, conduct due diligence inquiries, and consider the structure, terms, and conditions of the potential acquisition. In certain cases, the prospective acquired business may agree not to discuss a potential acquisition with any other party for a specific period of time, may grant us certain rights in the event the acquisition is not completed, and may agree to take other actions designed to enhance the possibility of the acquisition. Potential acquisition discussions may take place over a long period of time, may involve difficult business integration and other issues, and may require solutions for numerous family relationship, management succession, and related matters. As a result of these and other factors, potential acquisitions that from time to time appear likely to occur may not result in binding legal agreements and may not be consummated. Our acquisition agreements may contain purchase price adjustments, rights of set-off, and other remedies in the event that certain unforeseen liabilities or issues arise in connection with an acquisition. These remedies, however, may not be sufficient to compensate us in the event that any unforeseen liabilities or other issues arise.


OUR PROPOSED GROWTH AND EXPANSION COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     We anticipate a period of significant growth in connection with our entry into the market for business e-commerce. The resulting strain on our managerial, operational, financial, and other resources could be significant. Success in managing this expansion and growth will depend, in part, upon the ability of senior management to manage effectively the growth of our company.

RIGHTS TO ACQUIRE SHARES OF COMMON STOCK WILL RESULT IN DILUTION TO OTHER HOLDERS OF COMMON STOCK.

     Outstanding stock options and warrants could adversely affect the terms on which we can obtain additional financing, and the holders can be expected to exercise these securities at a time when, in all likelihood, we would be able to obtain additional capital by offering shares of common stock on terms more favorable to us than those provided by the exercise or conversion of these securities. Holders of these securities will have the opportunity to profit from an increase in the market price of our common stock, with resulting dilution in the interests of the holders of common stock. Upon conversion of the Series A preferred stock, there will be outstanding 72,203,334 shares of common stock. In addition, as of March 20, 2000, we have outstanding the following securities:

     - options held by our directors, officers, and employees to purchase 8,384,400 shares of common stock with exercise prices ranging from $0.75 to $2.75 per share;


     - warrants to purchase 42,939,285 shares of common stock with exercise prices ranging from $0.75 to $9.00 per share.

OUR COMMON STOCK IS A "PENNY STOCK," AND COMPLIANCE WITH REQUIREMENTS FOR DEALING IN PENNY STOCKS MAY MAKE IT DIFFICULT FOR HOLDERS OF OUR COMMON STOCK TO RESELL THEIR SHARES.

     Although we have applied to have our common stock listed on the Nasdaq National Market, our common stock currently is deemed to be "penny stock" as that term is defined in Rule 3a51-1 under the Securities Exchange Act of 1934, or Exchange Act. Section 15(g) of the Exchange Act and Rule 15g-2 under the Exchange Act require broker/dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain manually signed and dated written receipt of the document before effecting a transaction in a penny stock for the investor's account. Compliance with these requirements may make it more difficult for holders of our common stock to resell their shares to third parties or otherwise, which could have a material adverse affect on the liquidity and market price of our common stock.

     Penny stocks are stocks

     - with a price of less than $5.00 per share;

     - that are not traded on a "recognized" national exchange;

     - whose prices are not quoted on the Nasdaq automated quotation system; or

     - issued by companies with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenue of less than $6.0 million for the last three years.

SHARES OF COMMON STOCK ELIGIBLE FOR SALE IN THE PUBLIC MARKET MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.


     Sales of substantial amounts of common stock by shareholders in the public market, or even the potential for such sales, are likely to adversely affect the market price of the common stock and could impair our ability to raise capital by selling equity securities. As of the date of this prospectus, approximately 9,000,000 of the 71,103,334 shares of common stock currently outstanding were freely transferable without restriction or further registration under the securities laws, unless held by "affiliates" of our company, as that term is defined under the securities laws. We also have outstanding approximately 20,000,000 shares of restricted stock, as that term is defined in Rule 144 under the securities laws, that are eligible for sale in the public market, subject to compliance with the holding period, volume limitations, and other requirements of Rule 144. Moreover, the exercise of outstanding options and warrants and the conversion of Series A preferred stock will result in additional outstanding shares of common stock and will create additional potential for sales of additional shares of common stock in the public market.


THE PRICE OF OUR COMMON STOCK HAS BEEN VOLATILE.

     The trading volume of our common stock historically has been limited and sporadic, and the stock prices have been volatile. For example, during the last 12 months, our common stock has traded at prices ranging from $0.41 to $7.06. As a result of the limited and sporadic trading activity and lack of public information regarding our company in the marketplace, the quoted price for our common stock is not necessarily a reliable indicator of its fair market value. The price at which our common stock will trade may be highly volatile and may fluctuate as a result of a number of factors, including the following:

     - quarterly variations in our operating results,

     - large purchases or sales of our common stock,

     - actual or anticipated announcements of new products or services by us, our business partners, or competitors,

     - investor perception of our business prospects or the Internet industry in general,

     - general conditions in the markets in which we compete, and

     - worldwide economic and financial conditions.

WE ARE REQUIRED TO PAY DIVIDENDS ON SHARES OF SERIES A PREFERRED STOCK, AND WE DO NOT INTEND TO PAY DIVIDENDS ON OUR COMMON STOCK.


     We are required to pay quarterly a 10% annual dividend on the Series A preferred stock. The dividends may be paid in either stock or cash. The holders of Series A preferred stock are entitled to receive payment of dividends prior to our paying any dividends to holders of common stock. For the foreseeable future, we intend to retain any remaining future earnings, if any, to finance our operations and do not anticipate paying any cash dividends with respect to our common stock.


OUR CONTEGO SUBSIDIARY DEPENDS ON OUR COMPANY FOR WORKING CAPITAL, AND WE MAY NOT CONTINUE TO HAVE SUFFICIENT CASH RESOURCES TO FUND ITS OPERATIONS.

     Contego has not generated revenue, and no assurances can be given when, if ever, it will. We intend to continue to fund the working capital needs and operating losses of Contego. We currently provide employees and services to Contego under an oral management agreement. There can be no assurance that we will continue to have sufficient cash resources to fund Contego or that we can attract or provide appropriate personnel to Contego to continue development of its products.

LEGAL UNCERTAINTIES SURROUND THE DEVELOPMENT OF THE INTERNET, AND COMPLIANCE WITH ANY NEWLY ADOPTED LAWS MAY PROVE DIFFICULT FOR OUR COMPANY AND MAY HARM OUR BUSINESS.


     The laws governing Internet transactions remain largely unsettled. The adoption or modification of laws or regulations relating to the Internet could adversely effect our business, operating results, and financial condition by increasing our costs and administrative expenses. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, consumer protection, and taxation apply to the Internet. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. We must comply with new regulations in the United States, as well as any other regulations adopted by other countries in which we may do business. The growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, as well as new laws governing the taxation of Internet commerce. Compliance with any newly adopted laws may prove difficult for our company and may harm our business, operating results, and financial condition.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements and information contained in this prospectus concerning our future, proposed, and anticipated activities; certain trends with respect to our revenue, operating results, capital resources, and liquidity; the markets in which we compete; the secure business-to-business communication markets in general; and other statements contained in this prospectus regarding matters that are not historical facts are forward-looking statements, as such term is defined in the securities laws. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by the forward-looking statements. Factors that could cause actual results to differ materially include those discussed under "Risk Factors."

                                USE OF PROCEEDS

     We will not receive any of the proceeds of sales of common stock by the selling shareholders.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been quoted on the OTCBB under the symbol "IVPN" since August 1998 and "IVPNE" since December 10, 1999. The following table sets forth the high and low sales prices of our common stock for the calendar quarters indicated as reported on the OTCBB.


                                                               HIGH      LOW
                                                              ------    -----
YEAR ENDED DECEMBER 31, 1998:
Third quarter...............................................  $14.50    $2.75
Fourth quarter..............................................    5.50     2.25
YEAR ENDED DECEMBER 31, 1999:
First quarter...............................................    3.81     1.25
Second quarter..............................................    2.00     0.75
Third quarter...............................................    1.25     0.44
Fourth quarter..............................................    4.50     0.41
YEAR ENDED DECEMBER 31, 2000:
First quarter...............................................    7.06     2.88
Second quarter (through May 1, 2000)........................    1.53     4.03



     As of May 1, 2000, there were approximately 526 holders of record of our common stock. On May 1, the closing sales price of our common stock as quoted on the OTCBB was $2.13 per share.


     Our common stock currently is quoted on the OTCBB. The OTCBB is a quotation service that displays real-time quotes, last-sale prices, and volume information for qualifying securities. In January 1999, the NASD announced that it would limit quotations on the OTCBB to the securities of companies that, among other requirements, are "reporting" companies under the federal securities laws. Because we were not a reporting company as of January 12, 2000, the NASD scheduled the removal of our stock quotations from the OTCBB on that date. We obtained a temporary stay from the removal and are awaiting the scheduling of an appeal. We are taking steps to become a reporting company. In addition, we have applied to have our common stock listed on the Nasdaq National Market. If our common stock is no longer quoted on the OTCBB, and if we have not yet met the listing requirements of the Nasdaq National Market, we believe our common stock will be published in the "pink sheets," which generally does not provide real-time quotes. As a result, we believe there will be significantly less liquidity and limited availability of quotations, which could have a material adverse effect on the market price of our common stock. No assurance can be given when, if ever, we will meet the OTCBB qualifications to permit our common stock to be quoted on the OTCBB or we will meet the listing requirements of the Nasdaq National Market.


     Our Board of Directors and our shareholders have approved the reincorporation of our company from Washington to Delaware through a merger into a newly formed Delaware corporation formed solely for the purposes of the reincorporation. Upon effectiveness, the reincorporation provides for the conversion of shares of the Washington corporation into shares of the Delaware corporation, on the basis of one share of common stock of the Delaware corporation for each three shares of common stock previously issued and outstanding. Our Board of Directors may choose to effect the reincorporation at any time in the future, amend or modify the terms of the reincorporation, or may choose to abandon the reincorporation. Upon effectiveness, the price of our common stock would be adjusted accordingly, however, we cannot provide assurance that the price of our common stock will remain at the adjusted levels after our common stock is combined.

                                DIVIDEND POLICY


     We are required to pay a 10% annual dividend on our Series A preferred stock. The dividend is payable quarterly and may be paid in either stock or cash. The holders of the Series A preferred stock will have preference in payment of dividends over the holders of common stock. On November 1, 1999, the first dividend payment became payable on the Series A preferred stock. As a result, we have recorded approximately 87,500 shares of common stock to be issued as a reduction to shareholders' equity in our financial statements as of December 31, 1999. On February 1, 2000 and May 1, 2000, the second and third dividend payments became payable on the Series A preferred stock. We have not yet determined whether we will pay these dividends in cash or common stock.


     For the foreseeable future, we intend to retain any remaining future earnings to finance our operations and do not anticipate paying any cash dividends with respect to our common stock. Subject to the preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock will be entitled to receive such dividends, if any, as may be declared by our board of directors from time to time out of legally available funds. Payments of any cash dividends in the future will depend on our financial condition, results of operations, and capital requirements as well as other factors deemed relevant by our board of directors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below under the captions "Consolidated Statement of Operations Data" for the period from September 15, 1997 (inception) through December 31, 1997, and for the years ended December 31, 1998 and 1999, and "Consolidated Balance Sheet Data" as of December 31, 1998 and 1999 are derived from the consolidated financial statements of Intelispan, Inc., which have been audited by KPMG LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1998 and 1999 and for the years then ended and the report thereon are included elsewhere in this prospectus. The following data should be read in conjunction with "Management's Discussion and Analysis" and our consolidated financial statements and notes thereto included elsewhere in this prospectus.


                                                                   YEAR ENDED
                                  SEPTEMBER 15, 1997              DECEMBER 31,
                                  (INCEPTION) THROUGH   --------------------------------
                                   DECEMBER 31, 1997        1998             1999
                                  -------------------   ------------   -----------------
STATEMENT OF OPERATIONS DATA:
Revenue.........................      $    11,303       $    129,596     $    743,709
Cost of revenue.................           15,838            915,403        1,286,410
                                      -----------       ------------     ------------
  Gross loss....................           (4,535)          (785,807)        (542,701)
Selling expenses................            9,796          2,299,072        1,183,183
General and administrative
  expenses......................          667,208          2,618,287        3,644,269
Cost of abandoned
  acquisition(1)................               --            225,550               --
                                      -----------       ------------     ------------
  Loss from operations..........         (681,539)        (5,928,716)      (5,370,153)
Interest income (expense) net...              454             21,276         (519,258)
Minority interest...............          108,477            696,880           82,547
                                      -----------       ------------     ------------
  Net loss......................         (572,608)        (5,210,560)      (5,806,864)
                                      -----------       ------------     ------------
Preferred Stock dividends.......              (--)                --          (96,000)
                                      -----------       ------------     ------------
  Net loss to common
     shareholders...............      $  (572,608)      $ (5,210,560)    $ (5,902,864)
                                      ===========       ============     ============
Net loss per common
  share -- basic and diluted....      $     (0.06)      $      (0.32)    $      (0.28)
Weighted average number of
  common shares.................       10,337,094         16,334,670       20,817,660
CONSOLIDATED BALANCE SHEET DATA
  (AT END OF PERIOD):
Working capital (deficit).......      $   (76,580)      $   (364,654)    $  8,144,658
Total assets....................        1,635,657          2,042,261       11,769,746
Total debt......................          700,000            188,957          263,655
Shareholders' equity............           27,392            997,983        9,341,930


-------------------------
(1) Relates to an acquisition that we abandoned on September 30, 1998. In accordance with the merger and acquisition agreement, we were required to pay a break-up fee and legal fees of the intended acquiree.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     You should read the following discussion and analysis with the selected consolidated financial data and our consolidated financial statements including the notes, which appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

OVERVIEW


     We provide complete and seamless managed network solutions that enable secure and efficient business-to-business communications through virtual private networks and the Internet. These solutions include providing secure network connectivity on a usage-billed or flat fee basis together with public key infrastructure-based authentication service and e-commerce transactions management services. We attempt to differentiate our services by integrating complex technologies to create our own branded network services.


     We began operating our business in September 1997 as Intelispan Ventures, Inc., offering secure computer network communications solutions as a value-added reseller of products and services of our service providers. In July 1998, Intelispan Ventures merged into Equipment Leasing & Sales Corporation, a Washington corporation formed in September 1996 to provide equipment leasing services. We changed our name at the time of the merger to "Intelispan, Inc." Intelispan Ventures is the successor corporation for accounting purposes while Equipment Leasing & Sales Corporation is the surviving legal entity.

     Our results of operations include the results of Contego, LLC, a developer of a secure user-authentication product, of which we own 66.8%. The remaining 33.2% ownership in Contego is held by Baltimore Technologies, plc, a United Kingdom-based company. We consolidate our financial reporting with the Contego subsidiary. It is unlikely that we could liquidate our interest in Contego if we had short-term cash needs.


     We have historically generated revenue from three primary sources:


     - Sales of our secure remote access services (the exSPANd VPN, exSPANd INT and exSPANd-PKI services), which include flat monthly fees or monthly fees based on actual hourly usage, non-recurring startup costs, and recurring monthly charges for circuit installation and similar charges;

     - Sales of Internet access, both wholesale and retail sales. Historically, these sales have provided the majority of our revenue as we have built market presence and awareness for our other products, but we do not expect revenue from Internet access to represent a substantial portion of our revenue in the future;

     - Sales of our professional services, typically as part of designing or modifying a network prior to providing our other services. These represent only a small portion of our revenue.

     In the future, we expect our planned e-commerce hub, known as E-munity, and our TradeSPAN EDI service to provide an increasing portion of our revenue, although we expect the amount to remain at less than 5% of total revenue until early 2001.

     While historically our revenue has been subject to monthly fluctuations and most of our revenue has been based on actual usage by customers, our future revenue will be more flat fee driven based on the number of users on the network and not on the amount of usage. This should eliminate the seasonal fluctuations.

     Our operations have been almost entirely funded through equity and convertible debt financing. We have not had lines of credit or other credit facilities available to us. In January and February 2000, we completed equity financing of approximately $27.9 million, which we believe will satisfy our operating capital needs for at least 12 months based upon our current anticipated business activities.

     Our company is changing substantially as a result of the equity funds raised in December 1999 and the first two months of 2000, and we believe that an analysis of our historical operating results is not necessarily meaningful. You should not rely on this information as a basis for predicting our future performance.

RESULTS OF OPERATIONS

     The following table provides, for the periods shown, the percentage of total revenue represented by certain line items included in our consolidated statements of operations.


                                                                  FISCAL YEAR ENDED
                                                   9/15/97          DECEMBER 31,
                                                (INCEPTION) --    -----------------
                                                  12/31/1997       1998       1999
                                                --------------    -------    ------
Revenue.......................................       100.0%         100.0%    100.0%
Cost of sales.................................       140.1          706.4     173.0
                                                   -------        -------    ------
Gross loss....................................       (40.1)        (606.4)    (73.0)
Selling expenses..............................        86.7         1774.0     159.1
General and administrative expenses...........      5902.9         2020.4     490.0
Cost of abandoned acquisition.................         0.0          174.0       0.0
                                                   -------        -------    ------
Operating loss................................     (6029.7)       (4574.8)   (722.1)
Interest income (expense) and other, net......         4.0           16.5     (69.8)
Minority interest.............................       959.7          537.7      11.1
                                                   -------        -------    ------
Net loss......................................     (5066.0)%      (4020.6)%  (780.8)%
                                                   =======        =======    ======


RESULTS OF OPERATIONS FOR FISCAL YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998

     Our total revenue increased 474% to approximately $744,000 for the fiscal year ended December 31, 1999, up from approximately $130,000 for the fiscal year ended December 31, 1998. The increase in revenue is primarily due to customers that began use of exSPANd VPN service, which accounted for approximately $564,000, or 76% of total revenue during such period, an increase of 740% from fiscal year ended December 31, 1998. Usage and recurring monthly charges for the exSPANd VPN accounted for approximately $547,000 or 96% of total exSPANd VPN revenue, with the balance comprised of installation and other non-recurring charges. Wholesale and retail sales of Internet access and other income comprised approximately $179,000 or 24% of total revenue.

     During fiscal year ended December 31, 1999, we generated revenue from 17 customers and one reseller. The reseller, Aquis Communications IP, represented approximately 21.8% of our total revenue. This revenue consisted of the resale of Internet services. Three customers, PSI Technologies, California Bank & Trust, and FormFactor, Inc., represented approximately 14.6%, 14.3%, and 9.8%, respectively, of our total revenue, and represented approximately 19.7%, 19.1% and 12.8%, respectively, of the exSPANd VPN revenue.

     Our cost of sales for the fiscal year ended December 31, 1999 was approximately $1,286,000 compared to approximately $915,000 for the fiscal year ended December 31, 1998. Primarily as a result of the increase in the percentage of revenue in the exSPANd VPN service, which has a higher gross margin, our gross margin was a negative 73% in 1999 as opposed to a negative gross margin of 606% in 1998. Our cost of goods sold consists primarily of payments to MCI WorldCom for network usage and the costs of running a network operations center. For the exSPANd-PKI service, we have an additional payment that is made to our majority-owned Contego subsidiary for licensing fees on certain PKI technology used in the product. For our TradeSPAN service, in addition to the network usage fees, we pay certain licensing fees to Cyclone Commerce, Inc., which provides the software technology underlying the product, and a small fee to RSA, Inc. for licensing certain PKI technology used in Cyclone's product.


     Operating expenses decreased by 6% to approximately $4,827,000 for the fiscal year ended December 31, 1999 from approximately $5,143,000 for the fiscal year ended December 31, 1998. For 1999, payroll and related expenses decreased 18% from 1998, and professional fees decreased 50% in 1999 from 1998. The remaining decrease is largely attributable to a 71% reduction in advertising and marketing expenses as well as maintaining a smaller staff. We expect payroll expenses to substantially increase in the near future as we build our national sales force and increase our management team.


     Capital expenditures for the fiscal year ended December 31, 1999 were approximately $139,000. We expect this amount to increase substantially during fiscal year 2000 as we build out our network infrastructure and servicing capabilities. We expect to depreciate most capital equipment purchases, which will consist primarily of routers, server class computers, software, and network access servers on a straight-line basis over three years.


     Our net loss increased to approximately $5,807,000 for the fiscal year ended December 31, 1999 from approximately $5,211,000 for the fiscal year ended December 31, 1998. In 1998, we recorded a one-time loss of $225,550 for acquisition break-up fees and related legal expenses. Our net loss per share decreased to $0.28 in 1999 from $0.32 in 1998.


LIQUIDITY AND CAPITAL RESOURCES

     On December 31, 1999, we had a cash balance of approximately $9,632,000 with a working capital surplus of approximately $8,145,000. As a result of a private placement completed in January 2000, our cash balance as of January 31, 2000 was approximately $24,500,000. For the fiscal year ended December 31, 1999, our net cash used in operating activities was approximately $3,223,000. As set forth in the next paragraph, we received cash proceeds after December 31, 1999 from the sale of equity to private investors. Our working capital requirements depend upon numerous factors, including the timing of expenditures related to our network infrastructure, the rate at which we expand our staff, and our ability to meet revenue projections, among other items.

     We received approximately $1.2 million in net proceeds from private investors purchasing shares of our common stock and common stock purchase warrants from a transaction completed during February 2000.

     We cannot predict the timing and amount of our future capital expenditures. However, we believe that the proceeds from the private placement in December 1999 and the first two months in 2000 will be sufficient to fund our current operations through the first quarter of 2001. We intend to accelerate our development and infrastructure spending in the coming calendar quarters if we have sufficient available capital resources. Beyond that period, we may require additional financing which may come from future equity or debt offerings that could result in further dilution to our shareholders. Adequate capital may not be available at that time and the lack of such capital could adversely affect our business.


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS



     In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB Opinion No. 25). This interpretation provides guidance regarding the application of APB Opinion 25 to Stock Compensation involving employees. This interpretation is effective upon issuance and is not expected to have a material effect on our consolidated financial statements.

                                    BUSINESS


     We provide complete and seamless managed network solutions that enable secure and efficient electronic communications among businesses through virtual private networks and the Internet. A virtual private network is a private network that exists within a public or shared network, including the Internet, through which access is controlled and users can communicate securely. Our solutions include providing secure network connectivity on a metered or flat fee basis together with technology that verifies the identity of users and manages e-commerce transactions. We believe we differentiate our services by integrating complex technologies to create our own branded network services.


MARKET OPPORTUNITY

     Infonetics Research reports that the market for virtual private networks was $205 million in 1997 and is estimated to grow to $12 billion by the end of 2001. The Gartner Group predicts that by 2003, more than 137 million users worldwide, including one-third of the U.S. work force, will be accessing computer networks from remote locations. We believe the growth of e-commerce between businesses, the increasing demand for secure computer networks, and other factors are key driving forces behind our current market opportunity.

STRATEGY


     Our goal is to be a leading single-source provider of managed network solutions that enable secure and efficient electronic communications among businesses through virtual private networks and the Internet. Key elements of the strategy to achieve this goal include the following:


     - targeting small- and medium-sized businesses through resellers, system integrators, and strategic relationships;

     - building a direct sales force and developing a marketing campaign to target specific industries with the greatest perceived demand for our services, such as healthcare and financial services;

     - increasing brand awareness through an aggressive media campaign;

     - continuing to pursue strategic relationships to acquire technologies and service offerings to complement and expand existing service offerings;

     - providing high-quality service and responsiveness to customers; and

     - pursuing strategic acquisitions to enhance our technology portfolio, expand our product offerings, and build our distribution channels.

THE NEED FOR INTEGRATED SECURE NETWORK ACCESS SERVICES

     We believe that companies implementing secure network solutions, including solutions for electronic business communication and secure access, typically face numerous implementation issues. Secure network solutions require large investments in hardware, software, and personnel. The implementation process is complex and demands a great deal of management time and attention. Computer systems, hardware, and software become obsolete in a relatively short period of time, requiring additional investments from time to time. In order to support these systems, companies must hire, train, and retain qualified support personnel. As a result, we believe there is a desire by many of these companies to outsource integrated secure network access services.

     Virtual private networks are made secure through encryption or other means so that only authorized users can access the network, preventing unauthorized users from intercepting data, destroying files, or otherwise gaining access to confidential material. Typical virtual private networks use a technique called "tunneling" to encapsulate and protect the data transmitted over their networks. Tunneling, however, requires significant network support, which degrades the performance and speed of the network.

THE INTELISPAN SOLUTION


     Our solutions enable customers to conduct electronic business communications with their trading partners without the typical up-front costs, complexity, and other capital resources typically required by other virtual private networks. Our solutions are designed to be user-friendly and enable customers to implement them quickly, efficiently, and cost-effectively, thereby allowing customers to focus on their core businesses. We provide our integrated network solutions to customers on a flat fee or fee for usage basis, thereby eliminating technological obsolescence and ongoing network maintenance.



     The InteliGate Suite is a suite of virtual private network services that offer enhanced security through the utilization of public key infrastructure technology. Public key infrastructure technology uses policies and procedures to manage digital certificates that identify users and control their access to a network or other resource. The InteliGate Suite empowers customers themselves to issue, revoke, and create policies and rights for each certificate, rather than relying on the network or a third party to perform those services. Our InteliGate Suite includes the following:



     - InteliGate-SP, a virtual private network that exists within a shared network;



     - InteliGate, a virtual private network that allows users to access securely their private network through an Internet connection provided by a third party;



     - InteliGate II, a virtual private network that allows users to access securely their private network through an Internet connection provided by us; and


     - TradeSPAN EDI, a premium service that provides for electronic document exchange.


     We plan to differentiate our services through a comprehensive service level agreement with our customers whereby we guarantee that our services will be highly available with minimum downtime.



INTELIGATE-SP



     InteliGate-SP is a virtual private network service, built on the backbone of MCI WorldCom's GridNet Network, that enables users to dial into a central network to conduct secure electronic business communications. Users can access the InteliGate-SP service from over 500 points of presence domestically and 60 countries internationally.

     Unlike other virtual private network services that utilize hardware and software programs, or corporate firewalls, as their primary protection against unauthorized users, InteliGate-SP embeds authentication and routing intelligence security within the network itself. As a result, InteliGate-SP supplements the security provided by corporate firewalls and grants users access only to authorized areas of the network.



INTELIGATE



     InteliGate is an Internet-based virtual private network service designed to allow our network users to access their virtual private network through the public Internet. InteliGate provides an encrypted tunnel between the customer's software and our managed security gateway to maintain the confidentiality and integrity of the communication.



TradeSPAN


     TradeSPAN is a communication application that allows customers to establish and manage secure electronic business trading relationships. TradeSPAN removes the interoperability and incompatibility barriers between businesses using electronic data interchange and their trading partners who do not use such technology. TradeSPAN allows customers to automate business transactions with trading partners, such as issuing purchase orders, shipping documents, and other mission-critical business documents that companies would not otherwise transmit over the Internet. Customers can tailor the TradeSPAN service to conform to their own systems and standards, removing the need for the customers to alter their existing business processes.

INTELICENTER


     InteliCenter is a suite of specialized, browser-based network management tools and database access applications that allow customers' network administrators to monitor and manage users of our services. InteliCenter provides network administrators real-time network visibility, allowing them to add or delete users and otherwise control user activity. InteliCenter will be included with any of the services in InteliGate Suite, and TradeSPAN services, and customers may elect to receive more advanced InteliCenter options for an additional charge. With InteliCenter, network administrators will be able to monitor and manage their networks more efficiently by providing administrators the ability to


     - troubleshoot and provide customer support,

     - obtain data necessary for billing and network planning,

     - monitor the state of dedicated network connections and network access points, and


     - access our help desk and trouble ticket systems.


E-Munity Services

     We intend to further develop our E-Munity services, which are intended to be a suite of services hosted by us and offered to customers on a transactional basis. E-Munity services are intended to enable our customers to communicate with their trading partners. These services include document management, carbon copy, non-repudiation, encryption, and data warehouse query sets. We are designing E-Munity to act as a "hub" with which customers and their trading partners interface, thus avoiding the need for customers to install and manage the applications on their own computer systems. To date, we have not generated revenue from E-Munity services, have not successfully tested these services, and cannot provide assurance that these services will be functional or will generate revenue in the future.

STRATEGIC RELATIONSHIPS

     We have the following strategic relationships:


     - MCI WorldCom. We depend on a non-exclusive, renewable five-year reseller agreement with GridNet via MCI WorldCom, which provides the backbone for InteliGate-SP.



     - Contego, LLC. Contego owns the technology underlying the public key infrastructure technology incorporated in our services and the right to integrate that technology into the GridNet Network. We have a distribution agreement with Contego, which enables us to integrate this technology into our services. Contego is owned 66.8% by us and 33.2% by Baltimore Technologies plc, which licenses to Contego certain public key infrastructure technology incorporated into Contego's technology.



     - Cyclone Software Corporation. We license certain software from Cyclone Software Corporation and incorporate that software with other technologies to form TradeSPAN. Our license agreement with Cyclone expires in June 2003. We pay an annual maintenance fee and may incur certain incremental fees depending on our licensing arrangements with our customers. Cyclone has the non-exclusive right to resell our services.



     - Altiga Networks, Inc. Our InteliGate and InteliGate-II services incorporate technology from Altiga Networks, Inc., which we obtain pursuant to a distributor agreement with Altiga. Altiga was recently acquired by Cisco Systems, Inc.


     We depend upon these strategic relationships and the loss or material change in any of these relationships could have a material adverse effect on our business.

OUR RELATIONSHIP WITH CONTEGO


     Contego is owned 66.8% by us and 33.2% by Baltimore Technologies plc, which licenses to Contego certain public key infrastructure software technology incorporated into Contego's technology. The business and affairs of Contego are managed exclusively by a board of three managers, one of whom is Mr. Nelson, the Vice Chairman of our board of directors and an officer of our company. Contego may not enter into certain transactions unless approved by one or more members that own collectively 75% of the membership interests. In effect, both we and Baltimore Technologies must approve certain transactions or corporate activities, including the following:


     - amendment of the articles of organization or the operating agreement of Contego,

     - sale or other disposal of all or substantially all of the assets of Contego,

     - approval of a plan of merger or consolidation of Contego with other businesses,

     - sale or issuance of an interest in Contego to a third party or admission of new members of Contego,

     - change of the equity interests or corporate structure of Contego,

     - removal or replacement any of the existing managers of Contego, including Mr. Nelson.

SALES AND MARKETING

     We currently distribute our products and services through our direct sales efforts and third-party resellers. We intend to hire additional sales and marketing personnel and to target Fortune 500 companies, particularly in industries in which we believe there is a high demand for our services, such as health services and finance.

     We also intend to target smaller companies through third-party resellers that typically also sell a bundle of value-added services from other third parties. Because of the variety of products and services they carry, we believe that the resellers are well positioned to access and penetrate customers that we might not otherwise reach. In addition, we have entered into wholesale arrangements that allow third parties to sell our services under their brand names. From time to time, we intend to evaluate the possibility of acquiring reseller and other distribution channels to expand the reach of our distribution network.

     In addition, we intend to enter into strategic marketing relationships with other companies to provide opportunities to cross-market our products with the products and services of the strategic partners. For example, we are working with IBM to attempt to host third-party applications over our network services integrated on IBM's systems.

     We intend to create an awareness of the Intelispan brand name and to focus on the features of our integrated network services that differentiate them from our competitors. We plan to accomplish this goal through a media campaign and participation in trade shows and industry seminars.

COMPETITION

     Our products and services compete in the secure network access and secure business-to-business communication markets with virtual private network providers, value-added network providers, and electronic data interchange providers. Value-added networks are communications networks that provide services beyond normal transmission, such as automatic error detection and correction, data conversion, and message storing and forwarding. The competition in these markets is extremely competitive.

     Competition for our products and services arise from several sources in the virtual private network market. Most major networking device companies provide or have announced intentions to provide encryption or other secure access through their hardware. This group includes Lucent and Cisco; firewall vendors, such as Axent and Checkpoint Software; and modem-pool companies, such as Shiva. Competitors providing a service-based virtual private network include Sprint, AT&T, GTE, IBM, and MCI WorldCom, as well as smaller companies such as Concentric Networks. In addition, several companies, including Sun Microsystems and Microsoft, provide or have announced their intention to provide software product-based solutions, some of which will be integrated into their operating systems.

     Our products and services compete with different technologies that provide electronic data interchange services including electronic data interchange applications based on value-added networks and other secure document exchange applications. Many existing value-added networks have strong, long-standing relationships with customers and have demonstrated their ability to deliver a complete solution. Competitors in this marketplace include GE Information Services, Sterling Commerce, IBM, Kleinschmidt, and Harbinger. Some of these companies, together with newer entrants in the market, have introduced Internet-based products and services. We may also compete in this segment with enterprise resource software providers that integrate electronic data interchange services into their products, such as PeopleSoft, BAAN, SAP, and Oracle.

     Competition may develop from companies that integrate their current user authentication technology into a network solution. These companies include Entrust, VeriSign, and Baltimore, which utilize public key infrastructure technology, and Security Dynamics, ActivCard, and Vasco, which use other technology in their solutions.

     Although we believe that our products and services will compete favorably in these market segments, we may not maintain a competitive position against current and potential competitors and market acceptance for our products and services has not yet been demonstrated. Many of the current and potential competitors have longer operating histories, greater name recognition, larger installed customer bases, and significantly greater financial, technical, marketing, and sales resources than we do. As a result, competitors may be able to react more quickly to emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products. In addition, certain of our current competitors in particular segments of the security marketplace may broaden or enhance their offerings to provide a more comprehensive solution competing more effectively with our products and services.

THIRD-PARTY LICENSED TECHNOLOGY AND INTELLECTUAL PROPERTY

     Our solutions include complex technology, including advanced and patented encryption technology. Other than certain copyrights in software source code owned by Contego, our 66.8% owned subsidiary, we do not have any patents or copyrights for the technology we utilize. Instead, we license most of the technology integral to our business from third parties. Our success will depend in part on this licensed technology not infringing the proprietary rights of others.


     As of May 2000, we had obtained registrations for the service mark "Intelispan" and have applications pending for the trademark and service mark "TradeSPAN". Contego has an application pending for the service mark "Trusted Domain". To our knowledge, there has not yet been any opposition to the marks, although the process is in its early stages and the registration of the marks may be challenged. We have never filed copyright applications with the U.S. Patent and Trademark Office or filed for patents, copyrights, or trademarks in any foreign countries.


     We depend upon our licensed technology and only have limited intellectual property. See "Risk Factors -- We would not be able to offer our products without the technology that we license from third parties."

EMPLOYEES


     As of May 2000, we had 64 full-time employees, including our ten executive officers. Of our employees, 30 are involved in sales and marketing; 20 in technical services, professional, or customer support services; and four in finance and administration. No employees are covered by any collective bargaining agreements with us, and we believe that the relationship with our employees is good.

PROPERTIES

     Our corporate headquarters are located in a 11,500 square-foot facility in Alpharetta, Georgia. We are occupying this space under a verbal sub-lease agreement and plan to formalize a lease for this space in the near future. The facility includes executive and administrative offices. We also lease office space and a network operations center located in a 5,500 square foot facility in Tempe, Arizona. We believe these facilities will be adequate for our needs for the foreseeable future.

LEGAL PROCEEDINGS

     We are, and may in the future be, party to litigation arising in the ordinary course of our business. We do not consider any current claims to be material to our business, financial condition, or operating results. Our insurance coverage may not be adequate to cover all liabilities arising out of any claims that may be instituted in the future. A lack of insurance coverage may have an adverse effect on our business, financial condition, and operating results.

                                   MANAGEMENT

     The following table sets forth certain information regarding each of our directors and executive officers:


NAME                              AGE                  POSITION
----                              ---                  --------
Maurice J. Gallagher, Jr........  50    Chairman of the Board of Directors
Travis Lee Provow...............  42    President, Chief Executive Officer, and
                                          Director
Peter A. Nelson.................  46    Vice Chairman of the Board of
                                        Directors, Vice President -- Business
                                          Development and Founder
Scot A. Brands..................  37    Executive Vice President and Chief
                                        Financial Officer
James D. Shook..................  35    Executive Vice President, General
                                        Counsel, and Secretary
M. Ponder Harrison..............  38    Executive Vice President -- Marketing
Michael S. Falk.................  38    Director
Philip R. Ladouceur.............  59    Director


     MAURICE J. GALLAGHER, JR. has served as our Chairman of the Board of Directors since February 2000. Mr. Gallagher also serves as the Chairman of the Board of Directors of MGC Communications, Inc., a public company that Mr. Gallagher was instrumental in organizing. Mr. Gallagher is also a founder and Chairman of BankServ, Inc., a private payments company founded in 1996. Mr. Gallagher also served as a director of PurchasePro.com, Inc. during 1998 and 1999. Mr. Gallagher co-founded ValuJet Airlines, Inc. in 1993 and served as director of that company from 1993 until November 1997. Mr. Gallagher also held prior positions with ValuJet from 1993 to 1994, including Chief Financial Officer, and served as Vice Chairman of the Board of Directors from 1994 to 1997. Prior to co-founding ValuJet, Mr. Gallagher was a founder and President of WestAir Holding, Inc., a commuter airline headquartered in Fresno, California. WestAir was sold to Mesa Airlines in June 1992, and Mr. Gallagher was a member of the Mesa board of directors from June 1992 through March 1993.

     TRAVIS LEE PROVOW has served as our President and Chief Executive Officer since January 2000 and has served as a director of our company since August 1998. From May 1998 to December 1999, Mr. Provow served as the Chief Operating Officer of Slingshot Networks LLC, a provider of digital media storage. From June 1995 to May 1998, Mr. Provow served as the Executive Vice President and Chief Operating Officer of GridNet International, a provider of enhanced data communications services, which Mr. Provow founded and which was purchased by MCI WorldCom in July 1997. Prior to founding GridNet, Mr. Provow spent 15 years with NCR and its successor, AT&T Global Information Services, in various domestic and international technical, marketing, product management, and strategic planning positions, most recently as the Vice President of Retail Product and Systems Marketing. Mr. Provow serves as a director of Slingshot Networks, LLC.

     PETER A. NELSON has served as our Vice Chairman of the Board of Directors and Vice President -- Business Development since January 2000. Mr. Nelson served as our

Chairman of the Board of Directors, President, and Chief Executive Officer from the time he formed our company in September 1997 until January 2000. Mr. Nelson has been an entrepreneur for over 20 years, most recently serving as President and Chief Executive Officer of UniDial Associates from 1993 to the present, President of Neptune Marketing Technologies of Delaware, Inc. from 1995 to 1997, and President of Video Electronics, Inc. from 1979 to 1994. Mr. Nelson serves as a director of UniDial Associates, Inc. and Telecast Communications, Inc., both private companies.


     SCOT A. BRANDS has served as our Executive Vice President and Chief Financial Officer since January 2000. Prior to joining our company, Mr. Brands served as Vice President and General Counsel of Slingshot Networks LLC from May 1999 to December 1999. Prior to that, Mr. Brands served as the Controller and General Counsel for GridNet International from May 1995 to April 1999.



     JAMES D. SHOOK has served as Executive Vice President, General Counsel, and Secretary of our company since August 1998. From July 1995 to July 1998, Mr. Shook served as Vice President of Operations and General Counsel to Buzzeo, Inc., a developer of enterprise software applications. From 1989 until 1995, Mr. Shook was an attorney with the Phoenix-based law firm of Jennings, Strouss & Salmon, where he specialized in intellectual property, securities, and commercial litigation. Prior to Jennings, Strouss & Salmon, he worked in a variety of different capacities in software development and quality assurance. Mr. Shook is a member of the Arizona State Bar and earned a J.D. from the University of Arizona and a B.S. in Computer Science from Arizona State University.


     M. PONDER HARRISON has served as Executive Vice President -- Marketing of our company since January 2000. Prior to joining our company, Mr. Harrison served as Senior Vice President -- Business Development for Meridian Management, SA, a Switzerland-based company that secures and manages global marketing, branding, and licensing agreements on behalf of the International Olympic Committee. From August 1998 through June 1999, Mr. Harrison served as a marketing and brand consultant for start-up Internet and private aviation-related businesses. From November 1997 through July 1998, Mr. Harrison served as the Senior Vice President -- Sales and Marketing for AirTran Airlines (which was merged with ValuJet Airlines, of which Mr. Harrison was a founding team member and was Vice President of Marketing from June 1993 until November 1997.) Mr. Harrison began his career in the airline industry in 1983 with Delta Air Lines and has worked in the areas of strategic planning, advertising and sales promotion, international field sales/operations, and analysis.

     MICHAEL S. FALK has served as a director of our company since February 2000. Mr. Falk is the co-founder of Commonwealth Associates, a New York-based merchant bank and investment bank established in 1988 that specializes in early-stage investments in Internet, technology, and telecommunications businesses. Mr. Falk has served as Commonwealth Associate's Chairman and Chief Executive Officer since 1995. Mr. Falk serves as a director of FutureLink Corp., a public company that serves as an application service provider.

     PHILIP R. LADOUCEUR has served as a director of our company since February 2000. Mr. Ladouceur is the Executive Chairman and Chief Executive Officer of FutureLink Corp., an application service provider. From October 1996 to April 1998, Mr. Ladouceur was President, Chairman and Chief Executive Officer of MetroNet Communications Corp. and served as MetroNet's Executive Chairman until its merger with AT&T Canada in June 1999. From February 1995 to October 1996, Mr. Ladouceur was Executive Vice

President of Operations at Bell Canada International Inc. From October 1992 to February 1995, Mr. Ladouceur was the founding President and Chief Executive Officer of ISM Information Systems Management (Alberta) Ltd., a computer and network management outsourcing company, which was acquired by IBM Global Services. Mr. Ladouceur founded and, from June 1990 to October 1992, was the Managing Director of HDL Capital Corporation, a private merchant bank specializing in business turnarounds, management buyouts, and financing for companies in the telecommunications, technology, software, and retail sectors. From 1986 to 1989, Mr. Ladouceur was Senior Vice President, Finance, Chief Financial Officer, and a director of Rogers Communications Inc., one of the largest cable, cellular and broadcasting companies in North America. Mr. Ladouceur currently serves as a director of AT&T Canada and Cell-Loc Inc., both public companies, and Plan B Communications, a private company.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     Our bylaws authorize the Board of Directors to appoint from among its members one or more committees consisting of one or more directors. Our board of directors has established an audit committee and a compensation committee. The audit committee and the compensation committee each consist of our three independent directors. The audit committee reviews the annual financial statements, any significant accounting issues, and the scope of the audit with our independent auditors and discusses with the auditors any other audit-related matters that may arise. The compensation committee reviews and acts on matters relating to compensation levels and benefit plans for our key executives.

DIRECTOR COMPENSATION AND OTHER INFORMATION

     Directors who are employees of our company do not receive any additional compensation for serving as members of our board of directors. Each director receives reimbursement of expenses for their service as a member of the board of directors. None of our directors receive any cash compensation for their service on our board of directors. Non-employee directors will receive options to purchase 150,000 shares of common stock upon their appointment or election to the board of directors and will receive options to purchase a specified amount of shares of common stock annually. These options will have an exercise price of the fair market value on the date of grant and will vest quarterly in equal amounts over four years. We have granted to each of Messrs. Gallagher and Ladouceur, two of the three director designees of Commonwealth, options to purchase 150,000 shares of common stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     We have appointed a compensation committee consisting of three non-employee members of our Board of Directors to make all compensation decisions regarding our executive officers. Historically, our Board of Directors appointed one non-employee member of the Board of Directors who, along with another former non-employee director, made all compensation decisions relating to our executive officers.

                             EXECUTIVE COMPENSATION

SUMMARY OF CASH AND OTHER COMPENSATION

     The following table sets forth certain information concerning the compensation for the fiscal years ended December 31, 1998 and 1999 earned by our Chief Executive Officer and by three other executive officers whose cash salary and bonus exceeded $100,000 during fiscal 1999.

                           SUMMARY COMPENSATION TABLE

                                                                          LONG TERM
                                                                         COMPENSATION
                                                                         ------------
                                                                            AWARDS
                                                                         ------------
                                                                          SECURITIES     ALL OTHER
NAME AND                                                OTHER ANNUAL      UNDERLYING    COMPENSATION
PRINCIPAL POSITION(1)      YEAR   SALARY($)   BONUS    COMPENSATION($)    OPTIONS(#)       ($)(2)
---------------------      ----   ---------   ------   ---------------   ------------   ------------
Peter A. Nelson(3).......  1999    179,917    18,000           --               --         4,672
  Chairman of the Board,   1998    186,923        --       18,600(4)            --         5,608
  President, and Chief
  Executive Officer
Ronald W. Loback.........  1999    159,718    16,000           --(5)            --         4,195
  Executive Vice           1998    104,936        --           --(5)       580,000         2,798
  President and Chief
  Operating Officer
Kenton G. Dallas.........  1999    115,000    11,500           --(5)       150,000         3,791
  Vice President of        1998     48,916        --             (5)       100,000            --
  Network Services and
  New Technologies
James D. Shook...........  1999    124,987    20,000           --(5)       170,000         3,000
  Vice President, General  1998     50,481        --           --(5)       230,000            --
  Counsel, and Secretary

-------------------------

(1) We consider Messrs. Provow, Nelson, Loback, Brands, Dallas, Shook, and Harrison to be our executive officers. Messrs. Provow, Brands, and Harrison became employees of our company during January 2000. Messrs. Dallas and Shook began their employment during 1998, and their cash compensation during fiscal 1998 did not exceed $100,000.

(2) Amounts shown represent matching contributions made by us to our SIMPLE plan.

(3) Mr. Nelson resigned as President and Chief Executive Officer during January 2000 and is now the Vice Chairman of our Board of Directors, Vice
    President -- Business Development, and Founder. Mr. Provow became our Chief Executive Officer and President during January 2000. Mr. Gallagher became the Chairman of our Board of Directors in February 2000.

(4) Represents club dues and automobile allowances paid by us on behalf of Mr. Nelson.

(5) Messrs. Loback, Dallas, and Shook also received certain perquisites, the value of which did not exceed 10% of their salary during fiscal 1998 or 1999.

OPTION GRANTS

     The following table provides information on stock options granted to the officers listed during the fiscal year ended December 31, 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                     INDIVIDUAL GRANTS
                                  -------------------------------------------------------
                                    NUMBER OF      % OF TOTAL
                                   SECURITIES       OPTIONS
                                   UNDERLYING      GRANTED TO
                                     OPTIONS      EMPLOYEES IN    EXERCISE     EXPIRATION
NAME                              GRANTED(#)(1)   FISCAL YEAR    PRICE($/SH)    DATE(1)
----                              -------------   ------------   -----------   ----------
Peter A. Nelson.................          --            --             --            --
Ronald W. Loback................          --            --             --            --
Kenton G. Dallas................      50,000(2)        1.2%         $2.00       3/19/09
                                     100,000(3)        2.3%         $2.50       7/23/09
James D. Shook..................      70,000(4)        1.6%         $2.00       3/19/09
                                     100,000(5)        2.3%         $2.50       9/01/09

-------------------------

(1) All options were granted at the fair market value of the shares on the date of grant and expire upon the earlier of the expiration date listed or two years after the termination of employment.

(2) The options vest and become exercisable at the rate of 10,000 on the date of grant, 6,000 on the six-month anniversary of the date of grant, 3,000 every three months thereafter through the second anniversary of the date of grant, and 4,000 every three months thereafter through the third anniversary of the date of grant.

(3) The options vest and become exercisable at the rate of 15,000 on the six-month anniversary of grant, 7,500 every three months thereafter through the second anniversary of the date of grant, and 10,000 every three months thereafter during the third anniversary of the date of grant.

(4) The options vest and become exercisable as follows: 15,000 on the date of grant, 8,250 on the six-month anniversary of the date of grant, 4,125 every three months thereafter through the second anniversary of the date of grant, and 5,500 every three months thereafter during the third anniversary of the date of grant.

(5) The options were fully vested on the date of grant.

RECENT GRANTS OF STOCK OPTIONS

     In connection with his employment with our company, we granted to Mr. Provow options to purchase 3,000,000 shares of common stock at an exercise price of $1.00 per share that vest ratably each month over a four-year period. We also granted to Mr. Provow options to purchase 1,000,000 shares of common stock at an exercise price of $2.50 per share that vest ratably each quarter over a four-year period. In connection with their appointment to our Board of Directors, we granted to each of Messrs. Gallagher and

Ladouceur options to purchase 150,000 shares of common stock at an exercise price of $2.50 per share that vest ratably each quarter over four years.

     In connection with their employment with our company, we granted to Mr. Brands options to purchase 250,000 shares of common stock at an exercise price of $2.50 and options to purchase 150,000 shares of common stock at an exercise price of $3.94, and we granted to Mr. Harrison options to purchase 400,000 shares of common stock at an exercise price of $2.50 per share. These options vest ratably each quarter over a four-year period.


     During January 2000, in connection with the termination of Mr. Nelson's employment agreement and decrease in salary, we granted to Mr. Nelson options to purchase 500,000 shares of common stock at an exercise price of $2.50 per share. We continue to employ Mr. Nelson, and 31,250 of these options will vest every three months from the date of grant during his employment. During January 2000, we also granted options to purchase 90,000 shares of common stock to Mr. Dallas, and 62,500 shares of common stock to each of Messrs. Shook and Loback. The options have an exercise price of $3.94 per share and vest quarterly over a four-year period.


YEAR-END OPTION VALUES

     The following table provides information respecting the options held by the listed officers as of December 31, 1999. None of the listed officers exercised options during fiscal 1999.

                AGGREGATED OPTION VALUES AS OF DECEMBER 31, 1999

                                  NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                                 UNDERLYING UNEXERCISED            IN-THE-MONEY OPTIONS
                             OPTIONS AT FISCAL YEAR-END(#)       AT FISCAL YEAR-END($)(1)
                             ------------------------------    ----------------------------
NAME                         EXERCISABLE     UNEXERCISABLE     EXERCISABLE    UNEXERCISABLE
----                         ------------    --------------    -----------    -------------
Peter A. Nelson............         --               --               --              --
Ronald W. Loback...........    390,000          190,000         $269,100        $131,100
Kenton G. Dallas...........     90,000          160,000         $ 72,725        $124,775
James D. Shook.............    276,125          123,875         $204,214        $106,786

-------------------------

(1) Calculated based upon the closing price of our common stock as quoted on the OTCBB on December 31, 1999 of $3.19 per share.

EMPLOYMENT ARRANGEMENTS

     We have no written employment contracts with any of our executive officers. We offer our employees, including officers, medical and life insurance benefits. The executive officers and all other employees are eligible to receive stock options under our stock option plans and are eligible to receive bonuses under our bonus plan upon meeting company, department, and individual goals.

SEVERANCE PLAN


     We have a severance plan that enables certain executives of our company to receive one month of salary in the event of their termination of employment for any reason other than for cause, death, or voluntary decision by the executive. As of April 17, 2000, the only executives covered by the severance plan were Messrs. Loback and Shook. Executives covered by the severance plan are deemed to have been involuntarily terminated in the event of a change of control (as defined in the severance plan) or if the executive experiences certain conditions, including the following:


     - a reduction in the executive's cash compensation;

     - a reduction of compensation or benefits that are not made to all employees; or

     - the assignment of any duties inconsistent with the executive's current position or any diminishment in such position, authority, duties, functions, or responsibilities.

     In the event of any of the foregoing conditions, the executive will be provided with COBRA continuation coverage for a one-year period, and we will accelerate the vesting of any previously granted stock options or awards that would otherwise be vested one calendar quarter after termination.

PERFORMANCE EQUITY PLAN


     We have adopted the Performance Equity Plan to enable our company to offer to our key employees, officers, directors, and consultants who provide valuable services to us an opportunity to acquire a proprietary interest in our company and to link their interests and efforts to the long-term interests of our shareholders. The plan provides for the granting of awards to employees, officers, directors, and consultants eligible to receive awards under the plan. These awards may include stock options, restricted stock, stock reload options, and other stock-based awards. A total of 2,704,670 shares of common stock may be issued under the plan. As of May 1, 2000, no shares of our common stock had been issued upon exercise of options granted under to the plan, and there were outstanding options to acquire 2,371,900 shares of our common stock. We had granted 237,408 shares of restricted stock under the plan and had approximately 100,000 shares available for grant under the plan. The plan will remain in effect until no further grants can be made and no awards remain outstanding.


     Options and awards may be granted only to persons who at the time of grant are key employees, officers, directors, or consultants, who are deemed to have rendered or to be able to render significant services to our company, and who are deemed to have or have the potential to contribute to the success of our company. Options that are incentive stock options may only be granted to employees of our company. To the extent that granted options are incentive stock options, the terms and conditions of those options must be consistent with the qualification requirements set forth in the Internal Revenue Code.

     The plan is administered by the Board of Directors, except that the Board of Directors may delegate its power to administer the plan to a committee appointed by the Board of Directors. The Board of Directors or the committee will have the authority to administer all matters governing the plan, including the persons eligible to receive awards, the terms and conditions of grants of awards, the specified performance goals or other criteria that need to be attained for the vesting of awards, and the substitution of any awards.

     The exercise prices, expiration dates, maximum number of shares purchasable, and the other provisions of the options will be established at the time of grant. The exercise prices of options may not be less than 100% (110% if the option is granted to a shareholder who, at the time of grant, owns common stock possessing more than 10% of the combined voting power of all classes of stock of our company) of the fair market value of the common stock on the date of grant. Options may be granted for terms of up to 10 years and become exercisable in whole or in one or more installments at such time as may be determined upon a grant of the options. To exercise an option, the optionholder will be required to deliver to us full payment of the exercise price of the shares as to which the option is being exercised.

     Under the plan, the Board or the committee also may award shares of restricted stock or other stock-based awards either alone or in addition to other awards granted under the plan. The committee will determine the eligible persons, the number of shares to be awarded, the price (if any) to be paid by the holder, and all other terms and conditions of such awards.

     Under the plan, all options and other awards will immediately vest and become exercisable if any person or entity (other than our company, or any officer, director, or principal stockholder of our company) acquires securities of our company in one or more transactions having at least 25% of the total voting power of all of our company's securities then outstanding, and such acquisition is not authorized or otherwise approved by our Board of Directors.

2000 EQUITY INCENTIVE COMPENSATION PLAN


     In March 2000, our Board of Directors adopted the Intelispan, Inc. 2000 Equity Incentive Compensation Plan and our shareholders approved the plan at a special meeting held on April 4, 2000. The terms of the 2000 Plan provide for grants of stock options, stock appreciation rights, or SARs, restricted stock, deferred stock, other stock-related awards, and performance or annual incentive awards that may be settled in cash, stock, or other property. The effective date of the 2000 Plan is March 1, 2000.


     Under the 2000 Plan, the total number of shares of common stock that may be subject to the granting of awards under the 2000 Plan at any time during the term of the 2000 Plan shall not exceed in the aggregate 7.4% of the issued shares of our common stock as of the date the 2000 Plan is adopted; provided that, if the number of issued shares of common stock is increased after such date, the maximum number of shares of common stock for which awards may be granted under the 2000 Plan shall be increased by 7.4% of such increase.

     The 2000 Plan limits the number of shares which may be issued pursuant to incentive stock options to 5,000,000 shares.

     In addition, the 2000 Plan imposes individual limitations on the amount of certain awards in part to comply with Internal Revenue Code Section 162(m). Under these limitations, during any fiscal year the number of options, SARs, restricted shares of common stock, deferred shares of common stock, shares as a bonus or in lieu of other company obligations, and other stock-based awards granted to any one participant may not exceed 1,000,000 for each type of such award, subject to adjustment in certain circumstances. The maximum amount that may be paid out as an annual incentive award or other cash award in any fiscal year to any one participant is $1,000,000, and the maximum amount that may be earned as a performance award or other cash award in respect of a performance period by any one participant is $5,000,000.

     We have authorized a committee to adjust the limitations described in the two preceding paragraphs and to adjust outstanding awards (including adjustments to exercise prices of options and other affected terms of awards) in the event that a dividend or other distribution (whether in cash, shares of common stock, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, or other similar corporate transaction or event affects the common stock so that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants. The committee is also authorized to adjust performance conditions and other terms of awards in response to these kinds of events or in response to changes in applicable laws, regulations, or accounting principles.

Eligibility and Administration

     The persons eligible to receive awards under the 2000 Plan are the officers, directors, employees, and independent contractors of our company. The 2000 Plan is to be administered by a committee designated by the Board of Directors consisting of not less than two directors, each member of which must be a "non-employee director" as defined under Rule 16b-3 under the Exchange Act and an "outside director" for purposes of Section 162(m) of the Code. However, except as otherwise required to comply with Rule 16b-3 of the Exchange Act, or
Section 162(m) of the Code, the Board may exercise any power or authority granted to the committee. Subject to the terms of the 2000 Plan, the committee or the Board is authorized to select eligible persons to receive awards, determine the type and number of awards to be granted and the number of shares of common stock to which awards will relate, specify times at which awards will be exercisable or settleable (including performance conditions that may be required as a condition thereof), set other terms and conditions of awards, prescribe forms of award agreements, interpret and specify rules and regulations relating to the 2000 Plan, and make all other determinations that may be necessary or advisable for the administration of the 2000 Plan.

Stock Options and SARs

     The committee or the Board is authorized to grant stock options, including both incentive stock options, or ISOs, which can result in potentially favorable tax treatment to the participant, and nonqualified stock options, and SARs entitling the participant to receive the amount by which the fair market value of a share of common stock on the date of exercise (or defined "change in control price" following a change in control) exceeds the grant price of the SAR. The exercise price per share subject to an option and the grant price of an SAR are determined by the committee, but in the case of an ISO must not be less than the fair market value of a share of common stock on the date of grant. For purposes of the 2000 Plan, the term "fair market value" means the fair market value of common stock, awards, or other property as determined by the committee or the Board or under procedures established by the committee or the Board. Unless otherwise determined by the committee or the Board, the fair market value of common stock as of any given date shall be the closing sales price per share of common stock as reported on the principal stock exchange or market on which common stock is traded on the date as of which such value is being determined or, if there is no sale on that date, then on the last previous day on which a sale was reported. The maximum term of each option or SAR, the times at which each option or SAR will be exercisable, and provisions requiring forfeiture of unexercised options or SARs at or following termination of employment generally are fixed by the committee or the Board, except that no option or SAR may have a term exceeding ten years. Options may be exercised by payment of the exercise price in cash, shares that have been held for at least 6 months, outstanding awards, or other property having a fair market value equal to the exercise price, as the committee or the Board may determine from time to time. Methods of exercise and settlement and other terms of the SARs are determined by the committee or the Board. SARs granted under the 2000 Plan may include "limited SARs" exercisable for a stated period of time following a change in control of our company, as discussed below.

Restricted and Deferred Stock

     The committee or the Board is authorized to grant restricted stock and deferred stock. Restricted stock is a grant of shares of common stock that may not be sold or disposed of, and that may be forfeited in the event of certain terminations of employment, prior to the end of a restricted period specified by the committee or the Board. A participant granted restricted stock generally has all of the rights of a stockholder of our company, unless otherwise determined by the committee or the Board. An award of deferred stock confers upon a participant the right to receive shares of common stock at the end of a specified deferral period, subject to possible forfeiture of the award in the event of certain terminations of employment prior to the end of a specified restricted period. Prior to settlement, an award of deferred stock carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

Dividend Equivalents

     The committee or the Board is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, shares of common stock, other awards or other property equal in value to dividends paid on a specific number of shares of common stock or other periodic payments. Dividend equivalents may be granted alone or in connection with another award, may be paid currently or on a deferred basis and, if deferred, may be deemed to have been reinvested in additional shares of common stock, awards, or otherwise as specified by the committee or the Board.

Bonus Stock and Awards in Lieu of Cash Obligations

     The committee or the Board is authorized to grant shares of common stock as a bonus free of restrictions, or to grant shares of common stock or other awards in lieu of company obligations to pay cash under the 2000 Plan or other plans or compensatory arrangements, subject to such terms as the committee or the Board may specify.

Other Stock-Based Awards

     The committee or the Board is authorized to grant awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of common stock. Such awards might include convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of common stock, purchase rights for shares of common stock, awards with value and payment contingent upon performance of our company or any other factors designated by the committee or the Board, and awards valued by reference to the book value of shares of common stock or the value of securities of or the performance of specified subsidiaries or business units. The committee or the Board determines the terms and conditions of such awards.

Performance Awards, Including Annual Incentive Awards

     The right of a participant to exercise or receive a grant or settlement of an award, and the timing thereof, may be subject to such performance conditions (including subjective individual goals) as may be specified by the committee or the Board. In addition, the 2000 Plan authorizes specific annual incentive awards, which represent a conditional right to receive cash, shares of common stock, or other awards upon achievement of certain preestablished performance goals and subjective individual goals during a specified fiscal year. Performance awards and annual incentive awards granted to persons whom the committee expects will, for the year in which a deduction arises, be "covered employees" (as defined below) will, if and to the extent intended by the committee, be subject to provisions that should qualify such awards as "performance-based compensation" not subject to the limitation on tax deductibility by us under Code Section 162(m). For purposes of Section 162(m), the term "covered employee" means our chief executive officer and each other person whose compensation is required to be disclosed in our filings with the SEC by reason of that person being among our four highest compensated officers as of the end of a taxable year. If and to the extent required under Section 162(m) of the Code, any power or authority relating to a performance award or annual incentive award intended to qualify under Section 162(m) of the Code is to be exercised by the committee and not the Board.

     Subject to the requirements of the 2000 Plan, the committee or the Board will determine performance award and annual incentive award terms, including the required levels of performance with respect to specified business criteria, the corresponding amounts payable upon achievement of such levels of performance, termination, and forfeiture provisions and the form of settlement. In granting annual incentive or performance awards, the committee or the Board may establish unfunded award "pools," the amounts of which will be based upon the achievement of a performance goal or goals based on one or more of certain business criteria described in the 2000 Plan (including, for example, total stockholder return, net income, pretax earnings, EBITDA, earnings per share, and return on investment). During the first 90 days of a fiscal year or performance period, the committee or the Board will determine who will potentially receive annual incentive or performance awards for that fiscal year or performance period, either out of the pool or otherwise.

     After the end of each fiscal year or performance period, the committee or the Board will determine

     - the amount of any pools and the maximum amount of potential annual incentive or performance awards payable to each participant in the pools; and

     - the amount of any other potential annual incentive or performance awards payable to participants in the 2000 Plan.

The committee or the Board may, in its discretion, determine that the amount payable as an annual incentive or performance award will be reduced from the amount of any potential award.

Other Terms of Awards

     Awards may be settled in the form of cash, shares of common stock, other awards or other property, in the discretion of the committee or the Board. The committee or the Board may require or permit participants to defer the settlement of all or part of an award in accordance with such terms and conditions as the committee or the Board may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains and losses based on deemed investment of deferred amounts in specified investment vehicles. The committee or the Board is authorized to place cash, shares of common stock, or other property in trusts or make other arrangements to provide for payment of our obligations under the 2000 Plan. The committee or the Board may condition any payment relating to an award on the withholding of taxes and may provide that a portion of any shares of common stock or other property to be distributed will be withheld (or previously acquired shares of common stock or other property be surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under the 2000 Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant's death, except that the committee or the Board may, in its discretion, permit transfers for estate planning or other purposes subject to any applicable restrictions under Rule 16b-3 promulgated under the Securities Exchange Act.

     Awards under the 2000 Plan are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The committee or the Board may, however, grant awards in exchange for other awards under the 2000 Plan, awards under other company plans, or other rights to payment from us, and may grant awards in addition to and in tandem with such other awards, rights, or other awards.

Acceleration of Vesting; Change in Control


     The committee or the Board may in the case of a "change of control" of our company, as defined in the 2000 Plan, in its discretion, accelerate the exercisability, the lapsing of restrictions, or the expiration of deferral or vesting periods of any award (including the cash settlement of SARs and "limited SARs" which may be exercisable in the event of a change in control). In addition, the committee or the Board may provide in an award agreement that the performance goals relating to any performance based award will be deemed to have been met upon the occurrence of any "change in control." Upon the occurrence of a change in control, if so provided in the award agreement, stock options and limited SARs (and other SARs which so provide) may be cashed out based on a defined "change in control price," which will be the higher of


     - the cash and fair market value of property that is the highest price per share paid (including extraordinary dividends) in any reorganization, merger, consolidation, liquidation, dissolution, or sale of substantially all assets of our company; or

     - the highest fair market value per share (generally based on market prices) at any time during the 60 days before and 60 days after a change in control.

For purposes of the 2000 Plan, the term "change in control" generally means

     - approval by shareholders of any reorganization, merger, or consolidation or other transaction or series of transactions if persons who were shareholders immediately prior to such reorganization, merger, or consolidation or other transaction do not, immediately thereafter, own more than 50% of the combined voting power of the reorganized, merged, or consolidated company's then outstanding, voting securities, or a liquidation or dissolution of our company or the sale of all or substantially all of the assets of our company (unless the reorganization, merger, consolidation or other corporate transaction, liquidation, dissolution or sale is subsequently abandoned),

     - a change in the composition of the Board such that the persons constituting the Board on the date the award is granted, or the Incumbent Board, and subsequent directors approved by the Incumbent Board (or approved by such subsequent directors), cease to constitute at least a majority of the Board, or

     - the acquisition by any person, entity or "group", within the meaning of
       Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act, of more than 50% of either the then outstanding shares of our common stock or the combined voting power of our company's then outstanding voting securities entitled to vote generally in the election of directors excluding, for this purpose, any acquisitions by (1) our company, (2) any person, entity, or "group" that as of the date on which the award is granted owns beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act) of a controlling interest, or (3) any employee benefit plan of our company.

Amendment and Termination

     The Board of Directors may amend, alter, suspend, discontinue, or terminate the 2000 Plan or the committee's authority to grant awards without further shareholder approval, except shareholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which shares of common stock are then listed or quoted. Thus, shareholder approval may not necessarily be required for every amendment to the 2000 Plan which might increase the cost of the 2000 Plan or alter the eligibility of persons to receive awards. Shareholder approval will not be deemed to be required under laws or regulations, such as those relating to ISOs, that condition favorable treatment of participants on such approval, although the Board may, in its discretion, seek shareholder approval in any circumstance in which it deems such approval advisable. Unless earlier terminated by the Board, the 2000 Plan will terminate at such time as no shares of common stock remain available for issuance under the 2000 Plan and we have no further rights or obligations with respect to outstanding awards under the 2000 Plan.

LIMITATION OF LIABILITY; INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our articles of incorporation, as amended and restated, provide that a director of our company will not be personally liable to our company or our shareholders for monetary damages for conduct as a director, except for

     - acts or omissions involving intentional misconduct by the director or a knowing violation of law by the director,

     - assenting to an unlawful distribution where it is established that the director did not perform the director's duty of loyalty to our company, or

     - any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled.

     Our articles of incorporation also provide that if the Washington Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of our company will be eliminated or limited to the fullest extent permitted by the Washington Business Corporation Act, as so amended.

     Our articles of incorporation also provide that we will indemnify and advance expenses, to the fullest extent permitted by the Washington Business Corporation Act, to each person who is a director or officer of our company. This indemnity will not apply if

     - acts or omissions of the director or officer are found to be intentional misconduct or a knowing violation of law,

     - a director assents to an unlawful distribution and it is established that such director did not perform the director's duty of loyalty to our company; or

     - any transaction with respect to which it was found that such director or officer personally received a benefit in money, property, or services to which the director or officer was not legally entitled.

     In addition, we have adopted provisions in our bylaws that require us to indemnify our directors, officers, and certain other representatives of our company against expenses and certain other liabilities arising out of their conduct on behalf of our company.


     Our Board of Directors has approved, subject to approval by our shareholders, the reincorporation of our company from Washington to Delaware. We have submitted the reincorporation proposal to our shareholders for approval.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth certain information regarding the shares of our common stock beneficially owned as of May 1, 2000 by each of our directors and executive officers, all of our directors and executive officers as a group, each person known by us to be the beneficial owner of more than 5% of our common stock, and each selling shareholder. The table also sets forth the number of shares of common stock that each selling shareholder may offer and sell under this prospectus. The shares to be offered may be sold from time to time, subject to the conversion of preferred stock or the exercise of warrants.



                                                                        SHARES OF COMMON
                                            SHARES                      STOCK WHICH MAY
                                         BENEFICIALLY                      BE OFFERED
NAME OF BENEFICIAL OWNER(1)                OWNED(1)      PERCENT(2)     PURSUANT HERETO
---------------------------              ------------    -----------    ----------------
DIRECTORS AND EXECUTIVE OFFICERS:
Maurice J. Gallagher, Jr.**............    6,509,375(3)      8.7%                --
Travis Lee Provow......................    1,458,750(4)      2.0%                --
Peter A. Nelson........................    4,564,223(5)      6.3%                --
Ronald W. Loback.......................      630,175(6)     *                    --
Scot A. Brands.........................      225,000(7)     *                    --
Kenton G. Dallas.......................      333,125(8)     *                    --
James D. Shook.........................      320,833(9)     *                    --
M. Ponder Harrison.....................      525,001(10)    *                    --
Michael S. Falk**......................   24,565,121(11)    28.3%                --
Philip R. Ladouceur**..................      428,715(12)    *                    --
Directors and executive officers as a
  group (10 persons)...................   39,560,318        43.2%                --
5% SHAREHOLDERS:.......................                                          --
Commonwealth Associates, L.P...........   19,963,862(11)    24.1%                --
SELLING SHAREHOLDERS(13):
Abdullah M. Basodan....................      750,000(14)     1.1%           750,000
Security Systems, Inc. ................      400,000(15)    *               400,000
Maher Mohamed Al-Nowaiser..............      250,000(14)    *               250,000
James W. Lees..........................    3,600,000(16)     4.4%           200,000
Continental Capital & Equity
  Corporation..........................      350,000(17)    *               108,000
Peter F. Duerr.........................      101,250        *               101,250
Lars Ewaldsen..........................       52,500        *                52,500
Stan A. Moore..........................       50,000(14)    *                50,000
Tomasovich Family Trust................      151,787(18)    *                37,500
IC Holdings II, LLC....................       53,551(19)    *                32,000
Dr. Claus D. Martin....................       26,250        *                26,250
Bill R. Poland.........................       12,500(14)    *                12,500
Keith Walsh(20)........................       10,000        *                10,000
Robert Scarborough(21).................        7,500        *                 7,500
Diane Courtney-Bell(22)................        6,250        *                 6,250


-------------------------

  *  Less than 1%.

 ** These individuals are designees of Commonwealth Associates, L.P. In connection with the private placement completed in January 2000, we granted Commonwealth the right to appoint four of seven of our directors. These three individuals joined our board of directors during February 2000 as designees of Commonwealth, which has waived its right to appoint a fourth director.

 (1) Beneficial ownership information is based on information provided to us, and as of the date of this prospectus, the beneficial owner had no obligation to inform us of or otherwise report any such changes in beneficial ownership. Except as indicated, and subject to community property laws when applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Except as otherwise indicated, each director or officer may be reached through our offices at 1720 Windward Concourse, Alpharetta, Georgia, 30005.


 (2) The percentages shown are calculated based upon 72,203,334 shares of common stock outstanding on May 1, 2000, which assumes 1,100,000 shares of common stock issuable upon conversion of the Series A preferred stock and a Series A preferred stock dividend payable of 87,453 shares of common stock. The numbers and percentages shown include the shares of common stock actually owned as of May 1, 2000 and the shares of common stock that the person or group had the right to acquire within 60 days of May 1, 2000. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of May 1, 2000 upon the exercise of options and warrants are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.


 (3) Includes 2,000,010 shares of common stock issuable upon the exercise of warrants, 500,000 shares of common stock issuable upon exercise of agent warrants allocated to Mr. Gallagher from Commonwealth Associates, and 9,375 shares of common stock issuable upon exercise of stock options.


 (4) Includes 418,750 shares of common stock issuable upon the exercise of stock options and 346,668 shares of common stock issuable upon the exercise of warrants.



 (5) Excludes 171,000 shares of common stock held by Mr. Nelson's spouse, Wendy Rusing Nelson, as her sole and separate property, and 444,823 shares of common stock owned by CyberTrust 2000, Kurt Kittleson trustee, dated May 22, 1998, an irrevocable trust for the benefit of their children. Mr. Kittleson has the full power to vote and exercise investment power with respect to the shares of the trust. Includes 28,278 shares of common stock issuable upon exercise of warrants, and 31,250 shares of common stock issuable upon exercise of stock options.



 (6) Includes 463,906 shares of common stock issuable upon exercise of stock options and 33,334 shares of common stock issuable upon exercise of warrants.


 (7) Includes 25,000 shares of common stock issuable upon the exercise of stock options and 66,667 shares of common stock issuable upon the exercise of warrants.


 (8) Includes 133,125 shares of common stock issuable upon the exercise of stock options and 66,667 shares of common stock issuable upon exercise of warrants.



 (9) Includes 307,781 shares of common stock issuable upon the exercise of stock options and 4,351 shares of common stock issuable upon exercise of warrants.


(10) Includes 25,000 shares of common stock issuable upon exercise of stock options and 166,668 shares of common stock issuable upon exercise of warrants.

(11) Mr. Falk and Commonwealth Associates, L.P. are affiliates. Mr. Falk is also a control person of ComVest Capital Partners, LLC, an affiliate of Commonwealth. Includes (a) 9,250,000 shares of common stock held by ComVest, (b) 10,453,862 shares of common stock issuable upon the exercise of agent warrants, and (c) 66,667 shares of common stock issuable upon the exercise of warrants. Mr. Falk, ComVest, and Commonwealth have shared voting and dispositive power with respect to the shares, warrants, and agent warrants held by ComVest and Commonwealth.


     In addition to the amounts held by Commonwealth, Mr. Falk's individual ownership includes (i) 566,665 shares of common stock, (ii) 283,335 shares of common stock issuable upon the exercise of warrants, and (iii) 3,751,259 shares of common stock issuable upon the exercise of agent warrants allocated to Mr. Falk from Commonwealth, and such amounts are not included in the beneficial ownership of Commonwealth. Amounts individually owned by Mr. Falk include 33,334 shares of common stock and 16,666 shares of common stock issuable upon exercise of warrants that are held in trust for the benefit of Mr. Falk's children.


     The amount of securities beneficially owned by Commonwealth set forth in the above table and elsewhere in this prospectus are adjusted to give effect to the transfers by Commonwealth of agent warrants to employees, account executives, and certain third parties as finder fees in connection with the our private placements of units. The address of Commonwealth and ComVest is 830 Third Avenue, 4th Floor, New York, New York 10022.


(12) Includes 100,000 shares of common stock issuable upon the exercise of warrants, 119,340 shares of common stock issuable upon exercise of agent warrants allocated to Mr. Ladouceur from Commonwealth Associates, and 9,375 shares of common stock issuable upon exercise of stock options.


(13) Except as indicated, none of the selling shareholders have ever held any position, office, or other material relationship with our company.

(14) Represents shares of common stock that the shareholder may acquire upon conversion of shares of Series A preferred stock.

(15) Represents shares of common stock issuable upon exercise of warrants. We issued these warrants to Security Systems, Inc. in connection with a loan during fiscal 1999. Mr. Lees is a control person of Security Systems, Inc.

(16) Includes 200,000 shares of common stock issuable upon exercise of warrants held by Mr. Lees. We issued these warrants to Mr. Lees in connection with a loan during fiscal 1999. Also includes 1,999,995 shares of common stock and 1,400,005 warrants to purchase shares of common stock owned by entities in which Mr. Lees is a control person. Mr. Lees has shared voting and dispositive power with respect to all shares and 1,000,005 warrants held by these entities. Mr. Lees has sole voting and dispositive power with respect to 400,000 of the warrants held by these entities. See footnote 15.

(17) Includes 200,000 shares of common stock issuable upon exercise of warrants. Continental Capital & Equity Corporation served as our public relations firm from January 1999 until May 1999.

(18) Includes 37,500 shares of common stock issuable upon conversion of shares of Series A preferred stock.

(19) IC Holdings II, LLC provided investor relations services to our company from June 1998 until November 1998. Includes 32,000 shares of common stock issuable upon exercise of warrants.


(20) Mr. Walsh has served as our Director of Sales Engineering since April 2000.



(21) Mr. Scarborough has served as our Vice President -- Sales Engineering since April 2000.



(22) Ms. Courtney-Bell has served as our Vice President -- Partner Channel since April 2000.

                              CERTAIN TRANSACTIONS

     Mr. Nelson, the Vice Chairman of our Board of Directors and a principal shareholder of our company, is also the principal shareholder of another company that sublet office space from us through December 31, 1999. That company paid us $5,000 per month for rent, office supplies, support staff, and management. These payments totaled approximately $60,000 during 1998 and approximately $60,000 during 1999. We believe that this sublease was on terms no less favorable to Mr. Nelson's affiliated company than it could have obtained from an unaffiliated third party.

     Mr. Falk is the co-founder, Chairman, and Chief Executive Officer of Commonwealth Associates. Mr. Falk is also a control person of ComVest Capital Management LLC, an affiliate of Commonwealth. The relationships and agreements among us, ComVest, and Commonwealth create certain conflicts of interest for Commonwealth in acting in the best interests of itself as opposed to other shareholders of our company and provide Commonwealth with substantial influence and control over our company. See "Risk Factors," "Principal and Selling Shareholders," and "Management."


     In October 1999, ComVest and its designees made available to us up to $1.0 million in a bridge financing. The bridge financing was evidenced by bridge notes that allowed the holder to convert the principal amount of the bridge notes into units in a private placement of equity during December 1999. Between November 1999 and December 1999, we ultimately borrowed an aggregate of $595,000 from ComVest and its designees. The holders converted the bridge notes pursuant to the existing conversion privileges into units at the first closing of our private placement of units on December 21, 1999. As a result of the conversion, at the first closing on December 21, 1999, ComVest and its designees received
5.95 units in the private placement consisting of 793,331 shares of common stock and warrants to purchase 396,669 shares of common stock at an exercise price of $0.75 per share. The conversion of bridge notes into units did not result in any income statement effect, but rather a reduction in notes payable and an increase in additional paid-in capital of an amount equal to $377,136. This amount represents $595,000 of principal and $3,539 of accrued interest, less $221,403 of unamortized debt discount. In November 1999, we granted ComVest and its designees bridge warrants to purchase 10,000,000 shares of common stock at an exercise price of $0.01 per share. The warrants were granted without cash consideration in connection with the bridge financing and to induce Commonwealth to raise additional capital for our company. The bridge warrants were determined to have a value of $7.4 million based on a Black-Scholes model calculated on the date of grant. The value of the bridge warrants was allocated $349,582 to the bridge notes and $7,050,418 to the private placement of units based on the ratio of debt to equity proceeds. The value of bridge warrants allocated to the debt was to be amortized by the interest method over six months, the term of the bridge notes. Upon conversion of the bridge notes, the unamortized debt discount of $221,403 was recorded as an increase in additional paid-in capital.



     During January 2000, we completed a private placement of 300 units to accredited investors through Commonwealth Associates as placement agent. These 300 units included 15.95 units that were issued upon conversion of debt instruments at the option of the holder pursuant to the existing conversion privileges. In connection with the offering, Commonwealth Associates received
(1) a commission equal to 7% of the aggregate purchase price of the units sold, and (2) a structuring fee equal to 3% of the aggregate purchase price of the units sold. We issued to Commonwealth seven-year agent warrants to purchase, at an exercise price of $0.75 per share, 33.33% of the shares of common stock

(a) included in units sold, and (b) issuable upon exercise of the warrants included in the units sold.



     The following table presents certain information regarding our private placement of 300 units during December 1999 and January 2000:



                                            DECEMBER 1999    JANUARY 2000       TOTAL
                                            -------------    ------------    -----------
Units sold................................        139.51          160.49          300.00
Shares of common stock issued.............    18,601,287      21,398,613      39,999,900
Warrants issued at $0.75 per share........     9,300,713      10,699,387      20,000,100
Agent warrants issued at $0.75 per
  share...................................     9,300,667      10,699,333      20,000,000
Value of bridge warrants allocated to cost
  of capital..............................   $ 7,050,418              --     $ 7,050,418
Value of 60,000 share retainer as cost of
  capital.................................   $    31,800              --     $    31,800
Commissions paid to Commonwealth..........   $   934,920     $ 1,123,430     $ 2,058,350
Structuring fees paid to Commonwealth.....   $   400,680     $   481,470     $   882,150
Offering expenses.........................   $   347,808     $    52,500     $   400,308



     During February 2000, we completed another private placement of 13.5 units to accredited investors through Commonwealth Associates as placement agent. In connection with the offering, Commonwealth Associates received (1) a commission equal to 7% of the aggregate purchase price of the units sold, and (2) a structuring fee equal to 3% of the aggregate purchase price of the units sold. We issued to Commonwealth seven-year warrants to purchase, at an exercise price of $0.75 per share, 33.33% of the shares of common stock (a) included in the units sold, and (b) issuable upon exercise of the warrants included in the units sold.



     The following table presents certain information regarding our private placement of 13.5 units during February 2000:



Units sold..................................................       13.50
Shares of common stock issued...............................   1,799,996
Warrants issued at $0.75 per share..........................     900,005
Agent warrants issued at $0.75 per share....................     900,000
Commissions paid to Commonwealth............................  $   94,500
Structuring fees paid to Commonwealth.......................  $   40,500
Offering expenses...........................................  $   50,000



     On October 29, 1999, the date we entered into a commitment with Commonwealth to act as placement agent in the private placement, we issued to Commonwealth 60,000 shares of common stock as a non-refundable retainer to act as the placement agent. In our consolidated financial statements as of December 31, 1999, we recorded the cost associated with the issuance of the retainer to cost of capital, reflected as a reduction to additional paid-in capital. The shares were valued at $0.53 per share, representing the closing price of our common stock on October 29, 1999. Upon the closing of the private placement, we granted Commonwealth the right to appoint four of seven directors to our Board of Directors. Commonwealth has designated three of these directors to our Board of Directors and has waived its right to appoint a fourth director.

     We have entered into an finder's agreement with Commonwealth under which we will pay Commonwealth a fee ranging from 1% to 5% of the amount of certain transactions with an individual or entity that is introduced to us by Commonwealth. We believe that this agreement was provided on terms no less favorable than could have been obtained from unaffiliated third parties.


     In addition, upon the first closing of the private placement of units on December 21, 1999, we entered into an 18-month financial advisory agreement with Commonwealth for financial and investment banking services providing for a monthly fee to Commonwealth of $5,000, the first three months of which were paid in advance upon the closing of the private placement. During January 2000, the parties agreed to terminate the financial advisory agreement. None of the monthly fees paid in advance were refunded to us upon termination of the agreement. Since we expensed all of these fees during fiscal 1999, the termination resulted in no additional financial impact to our company. We believe that this agreement was provided on terms no less favorable than could have been obtained from unaffiliated third parties.



     After the completion of our private placements of units, Commonwealth allocated agent warrants to purchase up to 3,751,259 shares of common stock to Mr. Falk, agent warrants to purchase up to 500,000 shares of common stock to Mr. Gallagher, and agent warrants to purchase up to 119,340 shares of common stock to Mr. Ladouceur. Commonwealth also allocated agent warrants to purchase up to 750,000 shares of common stock to certain third parties as a finder fee in connection with the private placements of units completed during January and February 2000. Commonwealth has allocated agent warrants to employees and account executives employed by Commonwealth.


     We granted to each of Messrs. Gallagher and Ladouceur options to purchase 150,000 shares of common stock at an exercise price of $2.50 per share. The options will vest ratably each quarter over a four-year period.

                           DESCRIPTION OF SECURITIES

GENERAL


     The authorized capital stock of our company consists of 250,000,000 shares of common stock, par value $.0001 per share, and 10,000,000 shares of preferred stock, par value $.0001 per share. As of May 1, 2000, there were issued and outstanding 71,103,334 shares of common stock and 22,000 shares of Series A preferred stock. In addition, we have reserved the following:


     - 8,384,400 shares of common stock reserved for issuance upon exercise of outstanding stock options,

     - 22,114,185 shares of common stock reserved for issuance upon exercise of outstanding warrants,


     - 1,100,000 shares of common stock reserved for issuance upon conversion of the Series A preferred stock, and


     - 20,900,000 shares of common stock reserved for issuance upon exercise of the agent warrants issued to Commonwealth.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, the holders of a majority of the common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to the preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock will be entitled to receive such dividends, if any, as may be declared by the Board of Directors from time to time out of legally available funds. Upon the liquidation, dissolution, or winding up of our company, the holders of common stock will be entitled to share ratably in all the assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of holders of any preferred stock then outstanding. The holders of common stock have no preemptive, subscription, redemption, or conversion rights.

PREFERRED STOCK

     Our Board of Directors is authorized, subject to any limitations prescribed by Washington law, but without further action by the shareholders, to provide for the issuance of serial preferred stock in one or more series; to establish from time to time the number of shares to be included in these series; to fix the designations, powers, preferences, and rights of the shares of each such series and any qualifications, limitations, or restrictions thereof; and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding, without any further vote or action by the shareholders. The Board of Directors may authorize and issue serial preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. In addition, the issuance of serial preferred stock may have the effect of delaying, deterring, or preventing a change in control of our company.

SERIES A PREFERRED STOCK


     We have outstanding 22,000 shares of Series A preferred stock. Holders of the Series A preferred stock are entitled to votes equal to 80% of the number of shares of common stock into which the Series A preferred stock are convertible. Unless otherwise specified or required by law, holders of the Series A preferred stock will vote with the holders of common stock as a single class on all matters submitted to a vote of shareholders. The holders are entitled to a cumulative annual dividend of 10%, which is payable quarterly either in cash or in common stock at our option. The holders of the Series A preferred stock will have preference in payment of dividends over the holders of common stock. In the event of any liquidation, dissolution, or winding up of our company, the holders of Series A preferred stock will be entitled to receive $100 per share of Series A preferred stock, plus any accrued but unpaid dividends, before the holders of common stock receive any distribution. Beginning in February 2000, each share of Series A preferred stock became convertible at any time by the holders into 50 shares of common stock, an aggregate of 1,100,000 shares. In the event that the closing price of the shares of common stock on the OTCBB for 20 days out of a 30 consecutive trading day period is at least $6.00 per share, we will have the right to redeem the Series A preferred stock at a redemption rate of $100 per share plus accrued and unpaid dividends. The Series A preferred stock will convert automatically into common stock if


     - the closing price of the shares of common stock on the OTCBB for 20 days out of a 30 consecutive trading day period is at least $8.00,

     - we raise at least $6.0 million from the sale of our common stock at a price per share greater than or equal to $5.00, or

     - we complete a merger in which our company is not the surviving legal entity.

WARRANTS

UNIT WARRANTS


     In connection with our private placements of units in December 1999 and January and February 2000, we issued warrants to purchase 20,900,105 shares of common stock. As of May 1, 2000, all of these unit warrants remained outstanding. Each unit warrant entitles the holder to purchase at any time for a period of five years, a specified number of shares of common stock at an exercise price of $0.75 per share. After the expiration of the exercise period, unit warrant holders will have no further rights to exercise the unit warrants.


     The unit warrants may be exercised only for full shares of common stock. We will not issue fractional shares of common stock or cash in lieu of fractional shares of common stock. Unit warrant holders do not have any voting or other rights as shareholders of our company.

     The exercise price and the number of shares of common stock purchasable upon the exercise of each unit warrant are subject to adjustment upon the happening of certain events, such as stock dividends, distributions, and splits. No adjustment in the exercise price will be required unless cumulative adjustments require an adjustment of at least $0.01. In case of any consolidation, merger, or sale of all or substantially all of the assets of our company, the holder of each of the unit warrants will have only the right, upon the subsequent exercise thereof, to receive the kind and amount of shares and other securities and property, including cash, that the holder would have been entitled to receive by virtue of such transaction had the unit warrants been exercised immediately prior to such transaction.

     Commencing on the date 60 days following their issuance, the unit warrants will be callable by us at $0.01 per unit warrant if the average closing price of the common stock is greater than or equal to $3.00 per share on the OTCBB or NASDAQ for a period of 20 consecutive trading days and if the common stock issuable upon exercise of the unit warrants is then covered by an effective registration statement.

AGENT WARRANTS


     In connection with the completion of the private placements of 300 units which occurred in December 1999 and January 2000 and with the completion of the February 2000 private placement of 13.5 units, we issued to Commonwealth as placement agent 20,900,000 common stock purchase warrants. As of May 1, 2000, all of these agent warrants remained outstanding. The agent warrants entitle the holder to purchase, at any time prior to December 2006, 20,900,000 shares of common stock at an exercise price of $0.75 per share, subject to adjustment in accordance with the antidilution and other provisions referred to below. The agent warrants may be exercised in whole or in part. Until the agent warrants are exercised, the holders of the agent warrants will not have the rights or privileges of holders of common stock.


     The agent warrants contain certain antidilution provisions, which makes the exercise price of the agent warrants and the number of underlying agent warrant shares subject to adjustment upon the happening of certain events. No adjustments will be made unless such adjustment, or aggregation of adjustments, would require an increase or decrease of at least $0.01 in the exercise price of the agent warrants.

OTHER WARRANTS

     In June 1998, in connection with an investor relations agreement, we issued to an investor relations firm five-year warrants to purchase 32,000 shares of common stock at an exercise price of $8.50 per share. In satisfaction of amounts payable to this firm, we amended the terms of the warrants in July 1999 to (a) reduce the exercise price to $4.00 per share, and (b) grant certain "demand" and "piggyback" registration rights with respect to the shares of common stock purchasable pursuant to the warrants, as described below.


     In connection with services rendered to our company, we have issued to third parties other warrants to purchase 1,139,180 shares of our common stock. The holders have not exercised any of the warrants. The following table sets forth certain information regarding the warrants:



            SHARES
DATE OF   UNDERLYING
ISSUANCE   WARRANTS    EXERCISE PRICE
--------  ----------   --------------
 6/26/98     32,000        $4.00
  8/1/98     30,000        $7.50
  8/1/98     10,000        $9.00
 8/27/98     25,000        $9.00
 8/28/98     25,000        $9.00
 9/11/98     35,715        $7.00
 10/1/98     51,465        $2.00
12/23/98     30,000        $4.00
 2/17/99     50,000        $1.68
 9/22/99    200,000        $1.05
 10/7/99    400,000        $1.05
10/26/99    125,000        $0.75
 1/14/00    125,000        $0.75
          ---------
   Total  1,139,180


REGISTRATION RIGHTS


     In connection with the issuance of the shares of Series A preferred stock, we agreed to use our "best efforts" to register the common stock issuable upon conversion of the Series A preferred stock no later than November 1999. During April 2000, holders of 3,600 shares of Series A preferred stock converted those shares into 180,000 shares of common stock. As of May 1, 2000, 22,000 shares of Series A preferred stock were outstanding, which are convertible into an aggregate of 1,100,000 shares of common stock.


     In August 1998, we granted to a third party warrants to purchase 40,000 shares at prices ranging from $7.50 to $9.00 per share. In October 1998 we granted the same party additional warrants to purchase 51,500 shares at $2.00 per share. We agreed to use our "best efforts" to register, after their issuance, the 91,500 shares of common stock underlying the warrants at our sole cost and expense. None of these warrants have been exercised, and we have not yet filed such registration statement.

     We granted certain "piggy-back" registration rights with respect to 32,000 shares of common stock purchasable pursuant to the warrants granted to an investor relations firm. Under these registration rights, the holder of common stock acquired on exercise of the warrants may request us to register such stock if we propose to register any securities under the securities laws using the same registration form that would be used to register the warrants. We have also granted certain "demand" registration rights with respect to the shares of common stock purchasable pursuant to the warrants. Under these registration rights, the holder may request us to register such stock. If the registration statement to be filed pursuant to the "demand" or "piggyback" registration rights is pursuant to an underwritten offering, the managing underwriter may reduce the shares to be included in the registration if, in the judgment of the underwriter, the shares to be included would interfere with the successful marketing of the offering. We have agreed to pay all expenses associated with any registration of the common stock acquired pursuant to the exercise of the warrants.

     We have granted certain "demand" registration rights commencing six months from the final closing of the private placement of units in January 2000 with respect to the shares of common stock included in the units, issuable upon exercise of the unit warrants, the agent warrants, and the bridge warrant shares relating to that private placement. Under such registration rights, the following parties may request us to register the resale of such securities:

     - the holders of the bridge warrant shares,

     - the holders of at least 50% of the shares of common stock included in the units, and

     - the holders of at least 50% of the shares of common stock issuable upon exercise of the agent warrants.

     We will not be obligated to file more than

     - one "demand" registration with respect to the bridge warrant shares,

     - one "demand" registration with respect to the shares of common stock included in the units and issuable upon exercise of the unit warrants, and

     - one "demand" registration with respect to the agent warrants.

We also have granted certain "piggyback" registration rights with respect to the these securities. In the event a demand is made pursuant to the demand registration rights pursuant to the unit warrants and we do not file a registration statement with the Securities and Exchange Commission within the required period, the exercise price of the unit warrants will be reduced by 10% and will be reduced by an additional 10% for each 90 days thereafter until a registration statement is so filed.

     We have agreed to pay all expenses associated with any registration of these securities, except that any underwriter's fees, discounts, and commissions relating to the securities registered for these holders will be the responsibility of the holder.

LOCK-UP AGREEMENTS

     Each investor in the private placement of units during December 1999, January 2000, and February 2000 agreed with Commonwealth, the placement agent in that offering, not to sell, transfer, or otherwise dispose of any securities included in the units for one year following the final closing of the private placement, and thereafter, and not to sell, transfer, or otherwise dispose of more than 25% of such securities on a cumulative basis during each subsequent 90-day period thereafter (such 24-month period will be referred to as the "Lock-Up Period"). If we undertake certain private or public offerings during the Lock-Up Period, the investors agreed not to sell, transfer, or otherwise dispose of their securities for such period of time following such qualified offering, not to exceed 12 months, as the managing underwriter or placement agent of the qualified offering may request, provided Commonwealth agrees. Certain officers and directors of our company, Commonwealth, ComVest, and certain other persons are subject to similar lock-up agreements.

     In connection with our agreement to register the warrants issued to them, Mr. Lees and Security Systems, Inc. agreed not to sell, transfer, or otherwise dispose of more than 20,000 and 40,000 shares of common stock underlying the warrants, respectively, in any calendar month following exercise of the warrants.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Securities Transfer & Trust, Inc., Denver, Colorado.

                              PLAN OF DISTRIBUTION

     This prospectus relates to a total of 2,253,750 shares of common stock currently outstanding or issuable to the selling shareholders upon exercise of outstanding warrants or conversion of Series A preferred stock. These shares may be sold from time to time by the selling shareholders. As used in this prospectus, "selling shareholders" include transferees, donees, pledgees, legatees, heirs, or legal representatives that sell shares received from a named selling shareholder after the date of this prospectus.

     The selling shareholders have advised us that they have not entered into any agreements, understandings, or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders. At the time a particular offering of common stock is made and to the extent required, the aggregate number of shares being offered, the name or names of the selling shareholders, and the terms of the offering, including the name of names of any underwriters, broker-dealers or agents, any discounts, concessions, or commissions and other terms constituting compensation from the selling shareholders, and any discounts, concessions, or commissions allowed or reallowed or paid to broker-dealers, will be set forth in an accompanying prospectus supplement.

     Sales of the common stock offered hereby may be effected by or for the account of the selling shareholders from time to time in transactions, which may include block transactions, in the over-the-counter market, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices. The selling shareholders may effect these transactions by selling the common stock offered hereby directly to purchasers, through broker-dealers acting as agents for the selling shareholders, or to broker-dealers that may purchase such shares as principals and thereafter sell the shares from time to time in transactions, which may include block transactions, in the over-the-counter market, in negotiated transactions, through a combination of such methods of sales or otherwise. In effecting sales, broker-dealers engaged by selling shareholders may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders or the purchasers of the common stock offered hereby for whom such broker-dealers may act as agents or to whom they may sell as principals, or both. As to a particular broker-dealer, such compensation might be in excess of customary commissions.

     The selling shareholders may resell the shares of common stock being registered for resale hereby

     - in transactions that are exempt from registration under the Securities Act or

     - as long as the registration statement there is a qualification in effect under, or an available exemption from, any applicable state securities law with respect to the resale of such shares.

     There is no assurance that any selling shareholder will sell any common stock offered hereby, and any selling shareholder may transfer, devise, or gift the common stock by other means not described in this prospectus. For example, in addition to selling pursuant to the registration statements of which this prospectus is a part or to which it relates, the selling shareholders also may sell under Rule 144.

     The selling shareholders and any broker-dealers, agents, or underwriters that participate with the selling shareholders in the distribution of common stock offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act. Accordingly, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the common stock offered hereby and purchased by them, may be deemed to be underwriting commissions or discounts under the Securities Act. We will not pay any compensation to any NASD member in connection with this offering. Brokerage commissions, if any, attributable to the sale of the shares of common stock offered hereby will be borne by the selling shareholders.

     We will not receive any proceeds from the sale of any shares of common stock by the selling shareholders. We have agreed to bear all expenses, other than selling commissions, in connection with the registration and sale of the common stock being offered by the selling shareholders. We have agreed to indemnify certain of the selling shareholders against certain liabilities under the Securities Act. Each selling shareholder may indemnify any broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     To comply with the securities laws of certain jurisdictions, if applicable, the shares of common stock offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock offered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualifications requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the common stock offered pursuant to this prospectus may be limited in its ability to engage in market activities with respect to the common stock. Without limiting the foregoing, each selling shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. Those rules and regulations may limit the timing of purchases and sales of any of the common stock offered by the selling shareholders pursuant to this prospectus, which may affect the marketability of the common stock offered hereby.

     The selling shareholders also may pledge the shares of common stock being registered for resale hereby to NASD broker/dealers pursuant to the margin provisions of each selling shareholder's customer agreements with such pledgees. Upon default by a selling shareholder, the pledgee may offer and sell shares of common stock from time to time as described above.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Greenberg Traurig, LLP, Phoenix, Arizona.

                                    EXPERTS

     The consolidated financial statements of Intelispan, Inc. as of December 31, 1998 and 1999, and the years ended December 31, 1998 and 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We filed a registration statement on Form SB-2 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to Intelispan, Inc. and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules.

     Anyone may inspect a copy of the registration statement without charge at the public reference facilities maintained by the Securities Exchange and Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; the Chicago Regional Office, Suite 1400, 500 West Madison Street, Citicorp Center, Chicago, Illinois 60661; and the New York Regional Office, Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The registration statement is also available through the Securities and Exchange Commission's Web site at the following address: http://www.sec.gov.

     This prospectus includes statistical data regarding the virtual private network market and growth of the remote access that were obtained from industry publications, including reports generated by Infonetics Research and the Gartner Group. These industry publications generally obtain information from sources believed to be reliable. We have not sought the consent of any of these organizations to refer to their reports in this prospectus.

                                INTELISPAN, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................   F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1998, and 1999...............................   F-4
Consolidated Statements of Shareholders' Equity for the
  Years Ended December 31, 1998 and 1999....................   F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1998 and 1999................................   F-6
Notes to Consolidated Financial Statements..................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Intelispan, Inc.:

     We have audited the accompanying consolidated balance sheets of Intelispan, Inc. as of December 31, 1998 and 1999 and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intelispan, Inc. as of December 31, 1998 and 1999 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                                     /s/ KPMG LLP

February 18, 2000
Phoenix, Arizona

                                INTELISPAN, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1999


                                                                            PRO FORMA
                                                                              1999
                                                1998          1999       (SEE NOTE 1(D))
                                             -----------   -----------   ---------------
                                                                           (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents................  $    27,459     9,631,638      25,231,308
  Accounts receivable net of allowance of
     $0 at December 31, 1998 and $176,666
     at December 31, 1999..................       82,040       447,739         447,739
  Prepaid expenses.........................      235,775        95,110          95,110
  Other current assets.....................       53,163        61,833          61,833
                                             -----------   -----------     -----------
          Total current assets.............      398,437    10,236,320      25,835,990
Property and equipment, net................      376,671       348,079         348,079
Intangibles, net...........................    1,029,322       957,386         957,386
Other long-term assets.....................      237,831       227,961         227,961
                                             -----------   -----------     -----------
                                             $ 2,042,261    11,769,746      27,369,416
                                             ===========   ===========     ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable...........................  $   561,846       746,048         746,048
Accrued liabilities........................      201,245     1,288,364       1,288,364
Notes payable to shareholders..............           --        57,250          57,250
                                             -----------   -----------     -----------
          Total current liabilities........      763,091     2,091,662       2,091,662
Note payable...............................      188,957       206,405         206,405
Minority interest..........................       92,230       129,749         129,749
Commitments, contingencies and subsequent
  events
Shareholders' equity:
  Preferred Stock, $.0001 par value; 25,600
     shares issued and outstanding.........           --             3               3
  Common Stock, $.0001 par value;
     100,000,000 shares authorized; issued
     and outstanding 18,377,471 shares in
     1998, and 47,471,833 shares in 1999;
     150,000,000 shares authorized pro
     forma; issued and outstanding
     23,556,814 shares pro forma...........        1,837         4,747           2,356
  Paid-in capital..........................    6,779,314    20,927,212      36,529,273
  Accumulated deficit......................   (5,783,168)  (11,590,032)    (11,590,032)
                                             -----------   -----------     -----------
          Total shareholders' equity.......      997,983     9,341,930      24,941,600
                                             -----------   -----------     -----------
                                             $ 2,042,261    11,769,746      27,369,416
                                             ===========   ===========     ===========


See accompanying notes to consolidated financial statements.

                                INTELISPAN, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 1998 AND 1999


                                                          1998           1999
                                                       -----------    ----------
Revenue..............................................  $   129,596       743,709
Costs of sales.......................................      915,403     1,286,410
                                                       -----------    ----------
          Gross loss.................................     (785,807)     (542,701)
                                                       -----------    ----------
Operating expenses:
  Selling............................................    2,299,072     1,183,183
  General and administrative.........................    2,618,287     3,644,269
  Cost of abandoned acquisition......................      225,550            --
                                                       -----------    ----------
          Total operating expenses...................    5,142,909     4,827,452
                                                       -----------    ----------
          Operating loss.............................   (5,928,716)   (5,370,153)
Interest expense.....................................      (18,980)     (531,331)
Interest income......................................       40,256        12,073
Minority interest....................................      696,880        82,547
                                                       -----------    ----------
          Net loss...................................  $(5,210,560)   (5,806,864)
                                                       ===========    ==========
Preferred stock dividends............................           --       (96,000)
                                                       -----------    ----------
          Net loss applicable to common                $(5,210,560)   (5,902,864)
             shareholders............................
                                                       ===========    ==========
Net loss per common share -- basic and diluted.......  $     (0.32)        (0.28)
                                                       ===========    ==========
Weighted average common shares outstanding...........   16,334,670    20,817,660
                                                       ===========    ==========


See accompanying notes to consolidated financial statements.

                                INTELISPAN, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999


                                             PREFERRED                          ADDITIONAL                       TOTAL
                                 PREFERRED     SHARE       COMMON      SHARE      PAID-IN     ACCUMULATED    SHAREHOLDERS'
                                  SHARES      AMOUNT       SHARES     AMOUNTS     CAPITAL       DEFICIT         EQUITY
                                 ---------   ---------   ----------   -------   -----------   ------------   -------------
Balances, December 31, 1997....       --      $    --    10,371,429   $1,037        598,963       (572,608)       27,392
Common shares issued to
  investors under revised Stock
  Purchase Agreement...........       --           --       303,630       30            (30)            --            --
Common shares issued in January
  1998 private offering........       --           --     1,468,939      147      3,324,853             --     3,325,000
Common shares issued for
  efforts in raising funds in
  January 1998 private
  offering.....................       --           --     5,784,639      578           (578)            --            --
Purchase of net assets from the
  merger of ELSC...............       --           --            --       --        268,646             --       268,646
Common shares issued in July
  1998 private offering, net of
  $195,000 costs...............       --           --       341,334       34      2,364,971             --     2,365,005
Common shares issued as
  compensation for services....       --           --       107,500       11        222,489             --       222,500
Net loss.......................       --           --            --       --             --     (5,210,560)   (5,210,560)
                                  ------      -------    ----------   ------    -----------   ------------    ----------
Balances, December 31, 1998....       --           --    18,377,471    1,837      6,779,314     (5,783,168)      997,983
Common shares issued in January
  1999 private offering, net of
  $64,800 costs................       --           --       542,001       55        693,946             --       694,001
Common shares exchanged for
  preferred shares.............   25,600            3      (341,334)     (34)            31             --            --
Common shares issued as
  compensation for services....       --           --       232,408       23        353,682             --       353,705
Issuance of warrants to third
  parties for services.........       --           --            --       --        502,414             --       502,414
Issuance of bridge warrants and
  shares in connection with
  bridge financings and a
  private placement............       --           --        60,000        6        332,173             --       332,179
Exercise of warrants by third
  parties in connection with
  debt and equity financing....       --           --    10,000,000    1,000         99,000             --       100,000
Common shares issued in
  December 1999, private
  placement, net of $1,683,408
  related costs................       --           --    18,601,287    1,860     12,262,652             --    12,264,512
Dividends accrued for preferred
  stock........................       --           --            --       --        (96,000)            --       (96,000)
Net loss.......................       --           --            --       --             --     (5,806,864)   (5,806,864)
                                  ------      -------    ----------   ------    -----------   ------------    ----------
Balances, December 31, 1999....   25,600      $     3    47,471,833   $4,747    $20,927,212   $(11,590,032)    9,341,930
                                  ======      =======    ==========   ======    ===========   ============    ==========


See accompanying notes to consolidated financial statements.

                                INTELISPAN, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999


                                                                 1998           1999
                                                              -----------    ----------
Cash flows from operating activities:
  Net loss..................................................  $(5,210,560)   (5,806,864)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization..........................      261,130       382,506
     Minority interest......................................     (696,880)      (82,547)
     Noncash compensation...................................       69,958            --
     Bad debt expense.......................................           --       176,666
     Loss on disposal of property and equipment,
      intangibles...........................................           --        10,934
     Common stock and warrants issued as compensation for
      services..............................................      222,500     1,118,917
     Noncash interest expense...............................           --       276,100
     Decrease (increase) in assets:
       Accounts receivable..................................      (76,187)     (542,365)
       Prepaid expenses.....................................     (227,085)      140,665
       Other current assets.................................       (8,206)       (8,670)
       Other long-term assets and intangibles...............     (665,243)      (64,128)
     Increase in liabilities:
       Accounts payable.....................................      402,985       184,202
       Accrued expenses.....................................      170,992       991,121
                                                              -----------    ----------
          Net cash used in operating activities.............   (5,756,596)   (3,223,463)
                                                              -----------    ----------
Cash flows from investing activities:
  Purchases of property and equipment.......................     (386,138)     (138,848)
  Proceeds from sale of property and equipment..............           --        40,000
                                                              -----------    ----------
          Net cash used in investing activities.............     (386,138)      (98,848)
                                                              -----------    ----------
Cash flows from financing activities:
  Issuance of common stock..................................    5,690,005    12,851,792
  Proceeds from note payable................................      188,957     2,501,405
  Principal payments on notes payable, stockholders.........     (700,000)   (2,426,707)
                                                              -----------    ----------
          Net cash provided by financing activities.........    5,178,962    12,926,490
                                                              -----------    ----------
Net increase (decrease) in cash and cash equivalents........     (963,772)    9,604,179
Beginning cash and cash equivalents.........................      991,231        27,459
                                                              -----------    ----------
Ending cash and cash equivalents............................  $    27,459     9,631,638
                                                              ===========    ==========


The Company's initial contribution in the investment in Contego, LLC was a note payable in the amount of $868,000. The Company subsequently paid this note along with accrued interest of $17,411.

See accompanying notes to consolidated financial statements.

                                INTELISPAN, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) NATURE OF ORGANIZATION

     Intelispan, Inc. (the Company) was incorporated on September 15, 1997. The Company was formed with the intention of providing a comprehensive package of data communication services designed to meet the developing global communications and electronic commerce needs of businesses and other organizations. Management anticipates incurring additional losses as it pursues its development efforts and implements its business plan.

     In 1999, the Company completed the development of its technology products and is able to commence principal operations. The Company is no longer considered a development stage enterprise.

(b) MERGER

     The Company (accounting acquirer) entered into a Plan of Merger and Reorganization as of July 27, 1998 whereby the legal acquirer, Equipment Leasing and Sales Corporation (ELSC), was merged with the Company using the purchase method of accounting. Under the terms of the merger, shareholders of the Company received one share of ELSC stock for every 1.131769 shares and/or warrants owned as of the merger effective date. Immediately upon closing, the officers and directors of ELSC resigned and were replaced by the Company's officers and directors. Additionally, ELSC changed its name to Intelispan, Inc.

(c) PRINCIPLES OF CONSOLIDATION

     The Company held a 43% interest in Contego, LLC as of December 31, 1997. On September 28, 1998, the Chief Executive Officer of Intelispan, Peter Nelson, transferred his 8% interest in Contego to the Company in accordance with a previous shareholder investment agreement. As a result of the Company's direct ownership interest of 43% and the Company's CEO interest of 8% the Company effectively controlled 51% of Contego and therefore consolidated Contego. On November 30, 1998, the Company acquired an additional 9.4% as a result of contributing $400,000 in a capital call that was not met by the other members of Contego. During October 1999, one member transferred his 6.5% interest in Contego to the Company as the result of a lawsuit settlement. Therefore, the Company held a 66.8% interest in Contego, LLC as of December 31, 1999.


(d) PRO FORMA BALANCE SHEET (UNAUDITED)



     The pro forma balance sheet as of December 31, 1999 gives effect to the change in the number of shares of common stock as a result of (a) the Company's proposed reincorporation of the Company from Washington to Delaware, and (b) the sale of units to accredited investors in the Company's private placements completed in January and February 2000. Upon the Board of Directors election to effect this change, which the Company's shareholders have approved, the Company will reincorporate from Washington

                                INTELISPAN, INC.

to Delaware through a merger into a newly formed Delaware corporation formed solely for the purposes of the reincorporation. The reincorporation proposal provides for the conversion of shares of the Washington corporation into shares of the Delaware corporation on the basis of one share of common stock of the Delaware corporation for each three shares of common stock previously issued and outstanding. Because fractional shares will not be issued as a result of the reincorporation, the pro forma shares of common stock issued and outstanding as of December 31, 1999 are subject to adjustment based on rounding. With respect to the sale of equity subsequent to December 31, 1999, the pro forma balance sheet reflects the proceeds received by the Company as a result of the sale of
160.49 units (representing 21,398,613 shares of common stock) during January 2000 and 13.50 units (representing 1,799,996 shares of common stock) during February 2000, net of offering commissions and expenses.



(e) USE OF ESTIMATES


     The Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.


(f) CASH AND CASH EQUIVALENTS


     The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.


(g) PROPERTY AND EQUIPMENT


     Property and equipment is recorded at cost. Depreciation of equipment is determined using the straight-line method over the estimated useful lives of the related assets, which is seven years for furniture and fixtures and three to five years for equipment and software. Depreciation expense charged to operations during the years ended December 31, 1998 and 1999 was $49,801 and $98,054, respectively.

                                INTELISPAN, INC.

(h) INTANGIBLES


     Intangibles are recorded at cost and are amortized over their estimated useful lives using the straight-line method. Intangibles at December 31, 1998 and 1999 respective amortization periods are as follows:

                                                   DECEMBER 31,
                                              -----------------------
                                                 1998         1999
                                              ----------    ---------
Software code...............................  $  827,628      827,628     5 years
Product license fee.........................     400,000      410,000     5 years
Product license fee.........................      25,000       25,000     2 years
Trademarks..................................       8,222        8,222    15 years
Goodwill....................................          --      195,064     3 years
Other.......................................      22,527       19,367     5 years
                                              ----------    ---------
                                               1,283,377    1,485,281
Accumulated amortization....................    (254,055)    (527,895)
                                              ----------    ---------
                                              $1,029,322      957,386
                                              ==========    =========

     The software code was contributed to Contego, LLC by one of its members. The code is currently in use and is the backbone of the Public Key Infrastructure (PKI) product. The amounts of unamortized software development costs included in intangible assets, net, at December 31, 1998 and 1999, were $620,721 and $455,195, respectively. The amortization expense for 1998 and 1999 was $212,149 and $285,877, respectively.


(i) ADVERTISING COSTS


     Advertising costs are expensed at the time the advertisement takes place. Advertising expense charged to operations during the years ended December 31, 1998 and 1999 was $352,538 and $0, respectively. As of December 31, 1999, the Company has recorded $180,000 of deferred advertising costs which are included in other long term assets.


(j) COST OF ABANDONED ACQUISITION


     The Company abandoned a planned acquisition on September 30, 1998. In accordance with the merger and acquisition agreement, the Company was required to pay a break-up fee and legal fees of the intended acquiree. Included in 1998 was the negotiated breakup fee of $165,909, and the corresponding legal fees of $59,641.


(k) STOCK BASED COMPENSATION


     In accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, the Company measures stock-based compensation expense as the excess of the market price on date of grant over the amount the employee must pay for the stock. The Company's policy is to generally grant stock options

                                INTELISPAN, INC.

at fair market value at the date of grant; therefore no compensation expense is recognized. As permitted, the Company has elected to adopt only the disclosure provisions of SFAS No. 123, Accounting for Stock-based Compensation (see note
8).


(l) LOSS PER SHARE OF COMMON STOCK


     Basic earnings (loss) per share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings (loss) of the Company. In calculating diluted net loss per common share for 1998 and 1999, common stock equivalent shares of 2,060,947 and 2,113,962, respectively, consisting of stock options and warrants have been excluded because their inclusion would have been anti-dilutive.


(m) IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF


     The Company accounts for long-lived assets under the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.


(n) REVENUE RECOGNITION


     The Company recognizes revenue on a monthly basis for services provided to and accepted by a customer during that month.


(o) SEGMENT REPORTING


     During 1999, the Company adopted the provisions of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS 131 establishes annual and interim reporting standards for operating segments of a company. The statement requires disclosures of selected segment-related financial information about products, major customers, and geographic areas. The Company has one operating segment because it is not organized by multiple segments for purposes of making operating decisions or assessing performance. The chief operating decision maker evaluates performance, makes operating decisions, and allocates resources based on financial data consistent with the presentation in the accompanying financial statements.

                                INTELISPAN, INC.

     The Company's revenues have all been earned from customers in the United States. In addition, all operations and assets are based in the United States. Three customers account for approximately 25%, 15% and 14% of 1999 revenue. Five of the Company's customers represent 16%, 16%, 12%, 11% and 10% of the accounts receivable at December 31, 1999.


(p) RECLASSIFICATION



     Certain amounts in 1998 were reclassified to conform with the 1999 presentation.


(2) PROPERTY AND EQUIPMENT

     Property and Equipment at December 31, 1998 and 1999 consists of the following:

                                                    DECEMBER 31,
                                                --------------------     ESTIMATED
                                                  1998        1999      USEFUL LIFE
                                                --------    --------    -----------
Furniture and fixtures........................  $202,540     152,968      7 years
Computer equipment and software...............   219,743     289,947      3 years
Office equipment..............................     5,188      51,763      5 years
                                                --------    --------
                                                 427,471     494,678
Less accumulated depreciation.................   (50,800)   (146,599)
                                                --------    --------
                                                $376,671     348,079
                                                ========    ========

(3) NOTES PAYABLE


     In September 1998, the Company entered into a financial advisory services agreement with a third party. The term of the agreement is three years, unless terminated by either party before the end of the term. In exchange for the agreed upon financial advisory services and advertising (see Note 1(i)), the Company is obligated to pay the third party an initial payment of $30,000 (expensed during 1998), a fee of $4,000 per month over term of the agreement, and $250,000 non-interest bearing note payable, due October 11, 2001. The Company has imputed interest at 11% per annum and charged interest expense, accordingly. The indebtedness evidenced by the note shall be subordinate and junior to any present or future debts and obligations, whether secured or unsecured, arising from the borrowing of money from a bank, trust company, insurance company, pension trust fund, or other financial institution.



     In March 1999 and April 1999, the Company received convertible debt financing in the amount of $206,250 from a third party. On June 22, 1999, the Company issued a $1,000 promissory note to the third party in exchange for extending the due dates of each note to October 31, 1999. The notes payable bear interest at the rate of 10% per annum. On December 21, 1999, the third party converted $150,000 of the notes payable into units as part of the Company's December private placement. The Company recorded this conversion as a reduction of notes payable and an increase to additional paid-in capital.

                                INTELISPAN, INC.

The remaining principal balance and accrued interest was repaid to the third party from net proceeds of the December 1999 private placement.


     In April 1999, the Company entered into a standstill agreement with another corporation in connection with a proposed merger. Under that agreement, that corporation advanced the sum of $800,000 to the Company over the period from April 1999 through June 1999. In November 1999, the Company and the corporation terminated the negotiations of the proposed merger. As a result, the Company and the corporation entered into a settlement agreement in December 1999. As part of the settlement agreement, the Company agreed to repay a negotiated amount of $846,000 to the corporation in connection with the funds advanced to the Company under the standstill agreement. The Company paid the $846,000 in December 1999 from the net proceeds of the December 1999 private placement.



     During the period from July 1, 1999 through October 31, 1999, the Company received convertible debt financing in the amount of $750,000. The notes payable had a maturity date of June 30, 2000, bear interest at the rate of 15% per annum and have a premium of 10% of the principal amount. In conjunction with the notes, the Company also issued warrants to purchase 600,000 shares of the Company's common stock at a price of $1.05 per share. On December 21, 1999, the third party converted $856,000 into units in the private placement, representing $750,000 of principal, $75,000 of unamortized note premium, and $31,000 of accrued interest. The Company recorded this conversion as a reduction of notes payable and an increase to additional paid-in capital. This amount is recorded as part of the common shares issued in the December 1999 private placement. In addition, the remaining $147,920 unamortized financing cost associated with the warrants was charged to interest expense upon the conversion of the notes.



     In October 1999, a lender made available to the Company up to $1.0 million in bridge financing. The bridge financing was evidenced by bridge notes that allowed the holder to convert the principal amount of the bridge notes into units in a private placement of equity during December 1999. Between November 1999 and December 1999, the Company ultimately borrowed an aggregate of $595,000 from the lender and its designees. The lender and its designees converted the bridge notes, pursuant to the existing conversion privileges of the lender, into units at the first closing of the private placement on December 21, 1999. As a result of the conversion, at the first closing of the private placement the lender and its designees received 5.95 units consisting of 793,331 shares of common stock and warrants to purchase 396,669 shares of common stock at an exercise price of $0.75 per share. The conversion of bridge notes into units did not result in any income statement effect, but rather a reduction in notes payable and an increase in additional paid-in capital of an amount equal to $377,136. This amount represents $595,000 of principal and $3,539 of accrued interest less $221,403 of unamortized debt discount. This amount is recorded as part of common shares issued in December 1999 private placement.



     In connection with the bridge financing and to induce the lender to raise additional capital for the Company, the Company issued to the lender and its designees bridge warrants to purchase 10,000,000 shares of common stock at an exercise price of $.01 per share, which the lender and its designees exercised in December 1999. The bridge warrants

                                INTELISPAN, INC.

were determined to have a value of $7.4 million based on a Black-Scholes model calculated on the date of grant. The value of the bridge warrants was allocated $349,582 to the bridge notes and $7,050,418 to the private placement of units based on the ratio of debt to equity proceeds. The value of bridge warrants allocated to the debt was to be amortized by the interest method over six months, the term of the bridge notes. Upon conversion of the bridge notes, the unamortized debt discount of $221,403 was recorded as an increase in additional paid-in capital. The value of the warrants attributable to the bridge notes was recorded as a discount and amortized to interest expense. Prior to the conversion of the bridge notes, $128,179 was charged to interest expense. The Company recognized the unamortized discount of $221,403, recorded as a component of "Issuance of bridge warrants and shares to a placement agent in connection with bridge financing and a private placement" in the consolidated statement of shareholders' equity. The Company also recognized non-cash cost of capital of $7,050,418 related to the warrants issued in connection with the December 1999 private placement offering in additional paid-in capital. This amount was recorded as in increase and corresponding decrease to additional paid-in capital.


(4) LEASE OBLIGATIONS

     The Company has entered into lease agreements for office space and office equipment. These leases have been accounted for as operating leases by the Company. The Company expects to renew or replace the leases in the ordinary course of business. The leases expire from 2000 to 2002 and total payments are currently approximately $11,796 per month. Expense charged to operations related to the leases during the years ending December 31, 1998 and 1999 was approximately $126,129 and $216,355, respectively.

     Future minimum payments required for years after 1999 are as follows:

Year ending December 31:
2000.......................................................    $131,286
2001.......................................................     125,201
2002.......................................................     123,277
                                                               --------
                                                               $379,764
                                                               ========

(5) INCOME TAXES

     For the years ended December 31, 1998 and 1999, the Company generated a net loss for both financial reporting and income tax purposes, therefore no income tax provision has been recorded.

                                INTELISPAN, INC.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets (liabilities) are as follows:


                                                     DECEMBER 31,
                                              --------------------------
                                                 1998           1999
                                              -----------    -----------
Allowance for bad debt......................  $        --    $    70,666
Net operating loss carryforwards............    1,817,511      3,910,913
Differences in book and tax basis
  depreciation and amortization.............      (20,490)       (36,955)
                                              -----------    -----------
  Total deferred tax assets.................    1,797,021      3,944,624
  Valuation allowance.......................   (1,797,021)    (3,944,624)
                                              -----------    -----------
  Net deferred tax assets...................  $        --    $        --
                                              ===========    ===========



     The valuation allowance increased by $1,619,402 and $2,147,603 for the years ended December 31, 1998 and 1999, respectively.



     The Company has available approximately $9,777,000 in net operating losses which may be carried forward to offset future federal taxable income for fifteen years and state taxable income for five years. The Internal Revenue Code substantially restricts the ability of a corporation to utilize existing net operating losses and credits in the event of an "ownership change." The issuance of preferred stock may have resulted in multiple ownership changes since inception of the Company. The federal net operating loss carryforward may be subject to an annual limitation. Any unused annual limitation can be carried over and added to the succeeding year's annual limitation within the allowable carryforward period. Future changes in ownership may result in additional limitations.


(6) SHAREHOLDERS' EQUITY

(a) STOCK PURCHASE AGREEMENT

     In September 1997, the Company completed an equity financing with a small group of investors. The Stock Purchase Agreement ("SPA") originally called for an initial investment of $660,000, issuance of 918,474 shares, and continued investment at periodic intervals culminating in a cumulative investment of $3,500,000 and ownership of 49% of the total common stock outstanding. In January 1998, the original SPA was nullified and replaced with a revised SPA resulting in a refund of the initial investment. The revised SPA called for an initial investment of $600,000, the issuance of 303,630 shares in addition to the 918,474 previously issued and provided for 5,784,639 incentive shares to be issued to the investors covered under the revised SPA for their efforts in raising additional capital in the January 1998 private placement offering.

(b) PRIVATE PLACEMENT OFFERINGS

     The Company completed two equity financings during 1998. A private placement offering at $2.00 per share was begun in January 1998, resulting in net proceeds of $3.325 million. A second equity offering was begun in July 1998 that raised additional capital of

                                INTELISPAN, INC.

$2,365,005 net of $195,000 in costs. The July offering was priced at $7.50 per unit, which consisted of one share of common stock and one-half of a warrant. The warrant granted the holder the option to purchase additional shares at $8.00 if exercised within one year of purchase or $8.50 if exercised in the second year. A total of 170,667 warrants were originally issued and all remained outstanding as of December 31, 1998. The Company had made verbal commitments to the July investors that they will be offered the option to exchange their investment to the same terms and conditions of the Company's next private offering. The Company honored those commitments in August of 1999. The 170,667 warrants were all cancelled in the exchange.



     In March 1999, the Company completed a private placement offering in which 542,001 shares of common stock were issued at $1.40 per share for net proceeds of approximately $635,200.



     In December 1999, the Company commenced a private placement offering of up to 250 units at a price of $100,000 per unit. The placement agent had a right to sell an additional 50 units to cover any over-allotments. Each unit consists of
(a) 133,333 shares of common stock and (b) a warrant to purchase 66,667 shares of common stock at an exercise price of $0.75 per share. The warrants are callable by the Company under certain circumstances. The Company issued to the placement agent seven-year warrants to purchase, at an exercise price of $0.75 per share, 33.33% of the shares of common stock (a) included in the units sold, and (b) issuable upon exercise of the warrants. The following table presents certain information regarding the units solid in this private placement during 1999:



Units sold..................................................       139.51
Shares of common stock issued...............................   18,601,287
Warrants issued at $0.75 per share..........................    9,300,713
Agent warrants issued at $0.75 per share....................    9,300,667
Value of bridge warrants allocated to cost of capital.......  $ 7,050,418
Value of 60,000 share retainer as cost of capital...........  $    31,800
Commissions paid to placement agent.........................  $   934,920
Structuring fees paid to placement agent....................  $   400,680
Offering expenses...........................................  $   347,808


(c) SHARES ISSUED TO CONSULTANTS

     The Company entered into an agreement with a consultant to assist with the merger completed in July 1998. The agreement called for a cash payment of $75,000 and issuance of 102,500 post-merger shares upon successful completion of the merger. The Company recorded total expense of $275,000 in 1998 related to the agreement.

     During 1999, the Company entered into agreements with a consultant to provide market consulting services. The agreements called for the issuance of 102,857 common stock shares in exchange for the fair value of consulting services. The Company recorded total expense of $127,714 in 1999 related to the agreements.

                                INTELISPAN, INC.

     In January 1999, the Company entered into an agreement with a public relations and direct marketing advertising firm to provide various consulting and marketing services to the Company. In exchange for the services, the Company issued 108,000 shares of the Company's restricted common stock to the firm. The Company recorded total expense of $270,000 in 1999 related to the agreement. As part of the agreement, the firm also purchased 42,000 shares of the Company's common stock valued at $58,800 as part of the Company's private placement offering. In addition, the firm was granted a warrant to purchase 200,000 shares of the Company's common stock, exercisable as follows: (1) 100,000 shares exercisable at $7.00 per share, and (2) 100,000 shares exercisable at $9.00 per share. The term of the warrant will expire twelve (12) months from the day the shares underlying the warrants are registered. The Company used the Black-Scholes option pricing model to value the warrants on the date of grant and again at December 31, 1999 and recorded total expense of $502,414 in 1999 related to the warrants. These warrants were marked to market in accordance with variable plan accounting. See Note 11.



     In July 1999, the Company entered into an agreement with a consultant to resolve outstanding payment issues due the consultant for services provided by the consultant in 1998. As part of the agreement, the Company issued 21,551 shares of restricted common stock to the consultant, in lieu of cash payment of $23,491, for full payment of the amount due for prior services.



(d) EXCHANGE OF PRIOR INVESTMENTS FOR PREFERRED STOCK



     In August 1999, seven investors from a July 1998 private placement elected to exchange their original investments into the Company's most recent private placement. These investors originally invested a total of $2.56 million in the July 1998 offering by purchasing 341,333 units at $7.50 per unit. Each unit consisted of a share of common stock and a warrant to purchase an additional half share of common stock. The original investment included the Company's commitment to permit these investors to exchange their investments, at the option of the investor, for an investment in the Company's next private offering. Each investor exercised this right and exchanged their units in the August 1999 private placement, in which the Company offered Series A preferred shares at $100 per share. These preferred shares include a 10% annual dividend, best efforts registration rights, and conversion into 50,000 shares of common stock (an effective cost of $2 per share of common stock). These preferred shares also have a conversion right into 50 shares of common stock, exercisable at the option of the holder at any time beginning in February 2000. No new investors purchased securities in the August 1999 offering.


(e) WARRANTS

     As of December 31, 1999, the Company had outstanding 19,815,514 warrants at exercise prices ranging from $0.75 to $9.00 per share. Subsequent to year-end, in connection with the Company's private placements of units, the Company issued warrants to purchase 23,198,771 shares of common stock at an exercise price of $0.75 per share.

                                INTELISPAN, INC.

(f) COST OF CAPITAL



     During fiscal year 1999, the Company recorded cost of capital related to a non-refundable retainer of 60,000 shares of common stock issued to the placement agent in the private placement. The Company recorded the cost associated with the issuance of the retainer to cost of capital, reflected as a reduction to additional paid-in capital, in the Company's consolidated financial statements as of December 31, 1999. The shares were valued at $0.53 per share, representing the closing price of the Company's common stock on October 29, 1999, the date the Company signed a commitment letter with the placement agent in the private placement. The Company also recorded cost of capital of $128,179 related to the amortized portion of the debt discount related to the bridge notes for the period the bridge notes were outstanding during fiscal 1999. See Note 3.


(7) PENSION PLAN

     The Company has a SIMPLE Plan (the Plan), which covers all employees who have earned or are expected to earn at least $5,000 during the year or who have been employed by the Company for six months. Eligible employees may elect to defer up to $6,000 each year. The Company matches employee deferrals up to 3% of an employee's salary. During December 31, 1998 and 1999, the Company contributed $18,844 and $28,135, respectively, to the Plan.

(8) STOCK OPTION PLAN

     The Company adopted The Intelispan, Inc. Performance Equity Plan (the "Option Plan") in September 1998. The Option Plan provides for the issuance of stock options (incentive and non-qualified), restricted stock grants and other stock-based awards granting the right to purchase up to 2,704,670 shares of common stock to employees, directors and consultants. Under the stock option provisions of the Option Plan, options may be granted to purchase shares of the Company's common stock at not less than fair market value at the date of grant, and are exercisable for a period not exceeding ten years from that date.

     Effective with the adoption of the Option Plan, the Company has adopted the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. As permitted under SFAS No. 123, the Company will measure stock-based compensation expense based on the principles of APB No. 25 for the excess of the market price at the grant date over the amount the employee must pay for the stock. SFAS No. 123 requires disclosure of pro forma net earnings and pro forma net earnings per share as if the fair value based method had been applied in measuring compensation expense for awards granted.

     At December 31, 1999 there were approximately 175,000 shares available for grant under the Option Plan. The per share weighted-average fair value of stock options granted under the Option Plan for the year ended December 31, 1998 and 1999 were $0.79 and $1.96, respectively, based on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected dividend yield of 0%, expected volatility of 204%, risk-free interest rate of 6% and an expected life of 1.5 years.

                                INTELISPAN, INC.

     The following table summarizes the activity under this plan:

                                                                 WEIGHTED
                                                                 AVERAGE
                                      NUMBER       EXERCISE      EXERCISE
                                    OF OPTIONS       PRICE        PRICE      EXERCISABLE
                                    ----------    -----------    --------    -----------
Outstanding December 31, 1997...           --              --        --              --
  Granted.......................    1,746,600     $4.00-$9.00     $4.21
  Share grants..................       (5,000)
  Forfeitures...................       (8,500)          $4.00     $4.00
                                    ---------     -----------     -----       ---------
Outstanding December 31, 1998...    1,733,100     $4.00-$9.00     $4.23         716,880
  Granted.......................    1,044,708     $0.75-$3.63     $1.96
  Share grants..................     (262,408)
  Forfeitures...................     (253,438)    $2.50-$9.00     $3.52
                                    ---------     -----------     -----       ---------
Outstanding December 31, 1999...    2,261,962     $0.75-$3.63     $2.51       1,342,693
                                    =========     ===========     =====       =========

     The following table summarizes information about the stock options outstanding at December 31, 1999:

                              WEIGHTED    WEIGHTED                 WEIGHTED
                               AVERAGE    AVERAGE                  AVERAGE
RANGE OF          OPTIONS     REMAINING   EXERCISE     OPTIONS     EXERCISE
EXERCISE PRICE  OUTSTANDING     LIFE       PRICE     EXERCISABLE    PRICE
--------------  -----------   ---------   --------   -----------   --------
$0.75 - $3.63    2,261,962      8.70       $2.51      1,342,693     $2.47
                 ---------      ----       -----      ---------     -----

     In 1998, two employees entered into an agreement with the Company that grants them a put right covering 30,000 of their options. The put granted them the right to have the Company purchase half of their shares at market value during the week of January 18, 1999 and the remaining half at market value during the week of June 14, 1999. Market value was capped at $6.00. The employees exercised their put rights during 1999. The Company purchased a total of 30,000 shares at a total market value of $76,800.

     On January 15, 1999, the Board of Directors of the Company approved a repricing of incentive stock options and non-qualified options granted to employees and non-employee directors on September 18, 1998. The previous exercise price of $4.00 per share was repriced to $2.50 per share. Options for 1,651,100 shares were repriced.


     Common stock received through the exercise of non-qualified options results in a tax deduction for the Company equivalent to the taxable income recognized by the optionee at time of exercise. For financial reporting purposes, the tax effect of this deduction is accounted for as a credit to additional-paid-in-capital rather than as a reduction of income tax expense. There were no exercises of such options during the period ended December 31, 1999. Stock grants for 232,408 restricted shares exercisable at no cost to the holder were awarded to consultants in 1999 under the Option Plan. Accordingly, $353,705 of expense was recorded for fiscal 1999.

                                INTELISPAN, INC.

     The Company applies APB Opinion No. 25 in accounting for its various stock plans and, accordingly, no compensation costs for the Option Plan are reflected in the consolidated financial statements. Had the Company determined compensation cost in accordance with SFAS No. 123, the Company's net loss per share would have increased the pro forma amounts indicated below:


                                                             DECEMBER 31,
                                                       -------------------------
                                                          1998           1999
                                                       -----------    ----------
Net loss:
  As reported........................................  $(5,210,560)   (5,806,864)
                                                       ===========    ==========
  Pro forma (unaudited)..............................  $(6,714,255)   (6,573,773)
                                                       ===========    ==========
Net loss per common share:
  As reported........................................  $     (0.32)        (0.28)
                                                       ===========    ==========
  Pro forma (unaudited)..............................  $     (0.41)        (0.32)
                                                       ===========    ==========


(9) SIGNIFICANT SUPPLIER

     The Company currently contracts its private IP network backbone services from an independent third party. This network serves as the platform for most of the Company's services and is a key enabling component of the Company's product offering. The current contract for supply of the network expires in September 2003 and contains automatic one year renewal options unless canceled by either party. Additionally, the supplier can elect to discontinue offering the service upon sixty days notice. The contract also contains provisions for guaranteed minimum monthly billing commitments that the Company must meet. Shortfalls in billed revenue for each of the first twelve months ending April 1999 are added to the guaranteed commitment levels in the corresponding months of year three of the contract. Beginning with the first month of year two, May 1999, a minimum monthly payment of $100,000 will be due each month thereafter.

     In November 1999, the third party informed the Company that it would suspend the payment of the Company's monthly minimum usage commitment. The Company continues to accrue the $100,000 monthly minimum usage under this commitment agreement, and all amounts payable under this agreement will be due to the third party upon 30 days' notice to the Company.

(10) CONTINGENCIES

     The Company is involved in litigation and claims arising in the normal course of operations. In the opinion of management, based on consultation with legal counsel, losses, if any, from this litigation are immaterial.

                                INTELISPAN, INC.

(11) SUBSEQUENT EVENTS


     During January 2000, the Company completed its private placement of 250 units, including the placement agent's exercise of the over-allotment option of 50 units. The following table presents certain information regarding the private placement completed during January 2000:



Units sold................................................       160.49
Shares of common stock issued.............................   21,398,613
Warrants issued at $0.75 per share........................   10,699,387
Agent warrants issued at $0.75 per share..................   10,699,333
Commissions paid to the placement agent...................  $ 1,123,430
Structuring fees paid to the placement agent..............  $   481,470
Offering expenses.........................................  $    52,500



     During February 2000, the Company completed another private placement of up to 14 units at a price of $100,000 per unit. Each unit consists of (a) 133,333 shares of common stock and (b) a warrant to purchase 66,667 shares of common stock at an exercise price of $0.75 per share. In connection with the offering, the Company paid the placement agent (1) a commission equal to 7% of the aggregate purchase price of the units sold, and (2) a structuring fee equal to 3% of the aggregate purchase price of the units sold. The Company also issued to the placement agent warrants to purchase, at an exercise price of $0.75 per share, 33.33% of the shares of common stock (a) included in the units sold, and
(b) issuable upon exercise of the warrants. The following table presents certain information regarding the units sold in the private placement during February 2000:



Units sold.................................................       13.50
Shares of common stock issued..............................   1,799,996
Warrants issued at $0.75 per share.........................     900,005
Agent warrants issued at $0.75 per share...................     900,000
Commissions paid to Commonwealth...........................  $   94,500
Structuring fees paid to Commonwealth......................  $   40,500
Offering expenses..........................................  $   50,000



     During April 2000, as part of a negotiated settlement with the consultant referenced in Note 6(c), the consultant returned to the Company 8,000 restricted shares, 42,000 unrestricted shares, and the warrants to purchase 200,000 shares.

------------------------------------------------------
------------------------------------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                           -------------------------


                                      PAGE
                                      ----
Prospectus Summary..................    2
Risk Factors........................    6
Forward Looking Statements..........   16
Use of Proceeds.....................   16
Price Range of Common Stock.........   17
Dividend Policy.....................   18
Selected Consolidated Financial
  Data..............................   19
Management's Discussion and
  Analysis..........................   20
Business............................   24
Management..........................   31
Principal and Selling
  Shareholders......................   45
Certain Transactions................   49
Description of Securities...........   52
Plan of Distribution................   57
Legal Matters.......................   59
Experts.............................   59
Where You Can Find Additional
  Information.......................   59
Index to Consolidated Financial
  Statements........................  F-1


------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                              2,253,750 SHARES OF
                                  COMMON STOCK
                                INTELISPAN, INC.

                           -------------------------

                                   PROSPECTUS
                           -------------------------

                                           , 2000
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our Amended and Restated Articles of Incorporation provide that a director of our company will not be personally liable to our company or our shareholders for monetary damages for conduct as a director, except for

     - acts or omissions involving intentional misconduct by the director or a knowing violation of law by the director,

     - assenting to an unlawful distribution where it is established that the director did not perform the director's duty of loyalty to our company, or

     - any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled.

     Our articles of incorporation also provide that if the Washington Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of our company will be eliminated or limited to the fullest extent permitted by the Washington Business Corporation Act, as so amended.

     Our articles of incorporation also provide that we will indemnify and advance expenses, to the fullest extent permitted by the Washington Business Corporation Act, to each person who is a director or officer of our company. This indemnity will not apply if

     - acts or omissions of the director or officer are found to be intentional misconduct or a knowing violation of law,

     - a director assents to an unlawful distribution and it is established that such director did not perform the director's duty of loyalty to our company; or

     - any transaction with respect to which it was found that such director or officer personally received a benefit in money, property, or services to which the director or officer was not legally entitled.

     In addition, we have adopted provisions in our bylaws that require us to indemnify our directors, officers, and certain other representatives of our company against expenses and certain other liabilities arising out of their conduct on behalf of our company.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses in connection with the offering described in the Registration Statement. All such expenses are estimates except for the SEC registration fee.

SEC registration fee........................................  $  2,116
Accountants' fees and expenses..............................  $ 20,000
Legal fees and expenses.....................................  $ 60,000
Printing and engraving expenses.............................  $ 80,000
Transfer agent and registrar fees...........................  $  2,000
Miscellaneous fees..........................................  $  2,884
                                                              --------
     Total..................................................  $167,000
                                                              ========

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

     In November 1996 through September 1997, we as Equipment Leasing & Sales Corporation, or ELSC, issued 3,500,000 shares of common stock to our founders for a total purchase price of $15,250. We issued these shares in reliance on an exemption under Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

     In February 1997, we, as ELSC, completed an offering in which we issued to approximately 15 accredited investors 266,000 shares of common stock for a total of $53,200. We issued these shares in reliance on an exemption under Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering and Rule 504 of Regulation D of the General Rules and Regulations under the Securities Act.

     In January 1998, we, as Intelispan Ventures, Inc., or IVI, completed an offering in which we issued to five international investors 1,383,139 shares of Class A common stock for a total purchase price of $600,000. These shareholders received rights to acquire additional Class A and B Shares and incentive warrants to acquire additional Class B shares depending upon the amount of funds raised in our next offering. This offering was completed, in part, to nullify a stock purchase agreement begun in September 1997. We issued these shares in reliance on an exemption under Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering and Rule 506 of Regulation D of the General Rules and Regulations under the Securities Act.

     In March 1998, we, as IVI, completed an offering in which we issued to 21 accredited investors 1,662,500 shares of Class A common stock for a total purchase price of $3.325 million. We issued these shares in reliance on an exemption under Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering and Rule 506 of Regulation D of the General Rules and Regulations under the Securities Act.

     In June 1998, we, as ELSC, completed an offering in which we issued to fourteen accredited investors 2,390,000 shares of common stock for a total purchase price of $239,000. We issued these shares in reliance on an exemption under Rule 504 of Regulation D of the General Rules and Regulations Under the Securities Act.

     In July 1998, we, as ELSC, issued 15,235,000 shares of common stock to the shareholders of IVI in connection with the merger of the companies. For each 1,000 shares of common stock held, each IVI shareholder received 884 shares of ELSC. We issued these shares in reliance on an exemption under Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering and Rule 506 of Regulation D of the General Rules and Regulations Under the Securities Act.


     In September 1998, we completed an offering in which we issued units at a price of $7.50 per unit. Each unit consisted of one share of common stock and a warrant to purchase one-half of a share of common stock. We sold units to eight accredited investors, and as a result issued 341,334 shares of common stock for a total purchase price of $2.56 million. We issued these shares in reliance on an exemption under Section 4(2) of the Securities Act and Rule 506 of Regulation D of the General Rules and Regulations Under the Securities Act. In August 1999, these eight investors exchanged the amount of investment value that they purchased in the September 1998 unit offering into Series A 10% Convertible Preferred Stock at $100 per share. Holders of Series A Preferred Stock are entitled to voting rights, and preferences in dividend and liquidation payments over the holders of common stock. See "Description of Securities -- Preferred Stock -- Series A Preferred Stock." Each share of Series A Preferred Stock is convertible into 50 shares of common stock beginning February 2000. In connection with this exchange, we granted the holders of Series A Preferred Stock certain registration rights with respect to the underlying common stock. We issued the Series A Preferred Stock in reliance upon Section 4(2) of the Securities Act and Rule 506 of Regulation D of the General Rules and Regulations under the Securities Act.


     In March 1999, we completed an offering in which we issued to seven accredited investors, one of which was an international investor, 542,001 shares of common stock for a total purchase price of $760,000. We issued these shares in reliance on an exemption under Section 4(2) of the Securities Act and Rule 504 of Regulation D of the General Rules and Regulations under the Securities Act.


     In March 1999 and April 1999, we sold notes totaling $206,250 to one international corporate accredited investor. In June, we issued an additional $1,000 promissory note to this investor to extend the maturity date of these notes to October 31, 1999. We issued these notes in reliance on an exemption under Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. The investor converted $150,000 of the amounts outstanding into units in the first closing of our private placement on December 21, 1999. The Company recorded this conversion as a reduction of notes payable and an increase to additional paid-in capital. The remaining principal balance and accrued interest was repaid to the third party from net proceeds of the December 1999 private placement.



     In July 1999 through October 1999, we sold to two accredited investors an aggregate of $750,000 principal amount of notes. In connection with the issuance of the notes, we issued to the holders warrants to purchase 600,000 shares of common stock at an exercise price of $1.05 per share. At that time, we were anticipating merging with another corporation. If we completed the merger, the notes automatically converted into common stock. The notes were due May 2000. We issued these notes in reliance on an exemption under Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. Because the merger with the other corporation was not completed, at the first closing of the private placement on December 21, 1999, the investors converted $856,000 into units in the private placement, representing $750,000 of principal, $75,000 of unamortized note premium, and $31,000 of accrued interest. The Company recorded this conversion as a reduction of notes payable and an increase to additional paid-in capital. In addition, the remaining $147,920 unamortized financing cost associated with the warrants was charged to interest expense upon the conversion of the notes.



     In October 1999, ComVest, an affiliate of Commonwealth, made available to us up to $1.0 million in a bridge financing. The bridge financing was evidenced by bridge notes that allowed the holder to convert the principal amount of the bridge notes into units in a private placement of equity during December 1999. Between November 1999 and December 1999, we ultimately borrowed an aggregate of $595,000 from ComVest and its designees. At the first closing of the private placement on December 21, 1999, ComVest and its designees converted the bridge notes into 5.95 units in the private placement, consisting of 793,331 shares of common stock and unit warrants to purchase 396,669 shares of common stock at an exercise price of $0.75 per share. The conversion of bridge notes into units did not result in any income statement effect, but rather a reduction in notes payable and an increase in additional paid-in capital of $377,136. This amount represents $595,000 of principal and $3,539 of accrued interest less $221,403 of unamortized debt discount. In connection with the bridge financing, we issued to ComVest and its designees bridge warrants to purchase 10,000,000 shares of common stock at an exercise price of $.01 per share, which ComVest and its designees exercised prior to the closing of the private placement. The bridge warrants were determined to have a value of $7.4 million based on a Black-Scholes model calculated on the date of grant. The value of the bridge warrants was allocated $349,582 to the bridge notes and $7,050,418 to the private placement of units based on the ratio of debt to equity proceeds. The value of bridge warrants allocated to the debt was to be amortized by the interest method over six months, the term of the bridge notes. Upon conversion of the bridge notes, the unamortized debt discount of $221,403 was recorded as an increase in additional paid-in capital. ComVest sold a portion of the bridge warrants to affiliates of Commonwealth. We issued the bridge notes and bridge warrants in reliance on an exemption under Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.



     In December 1999 and January 1999, we offered and sold units at a price of $100,000 per unit in a private placement. We offered the units only to persons that were "accredited investors," as defined under the Securities Act and Regulation D promulgated thereunder. Each unit consisted of 133,333 shares of common stock and a warrant to purchase 66,667 shares of common stock at an exercise price of $0.75 per share. Commonwealth Associates, L.P. offered the units on behalf of us as the placement agent in the offering on a "best efforts" basis. In connection with this offering, Commonwealth received (i) a commission equal to 7% of the aggregate purchase price of the units sold, and (ii) a structuring fee equal to 3% of the aggregate purchase price of the units sold. We also issued to Commonwealth seven-year agent warrants to purchase, at an exercise price of $0.75 per share, 33.33% of the shares of common stock (a) included in the units sold, and (b) issuable upon exercise of the unit warrants included in the units sold. The following table presents certain information regarding our private placement of 300 units during December 1999 and January 2000:



                                            DECEMBER      JANUARY
                                              1999          2000         TOTAL
                                           ----------    ----------    ----------
Units sold...............................      139.51        160.49        300.00
Shares of common stock issued............  18,601,287    21,398,613    39,999,900
Warrants issued at $0.75 per share.......   9,300,713    10,699,387    20,000,100
Agent warrants issued at $0.75 per
  share..................................   9,300,667    10,699,333    20,000,000
Value of bridge warrants allocated to
  cost of capital........................  $7,050,418            --    $7,050,418
Value of 60,000 share retainer as cost of
  capital................................  $   31,800            --    $   31,800
Commissions paid to Commonwealth.........  $  934,920    $1,123,430    $2,058,350
Structuring fees paid to Commonwealth....  $  400,680    $  481,470    $  882,150
Offering expenses........................  $  347,808    $   52,500    $  336,431



     As of the date of the private placement, ComVest, an affiliate of Commonwealth, had lent us approximately $595,000 evidenced by bridge notes. At the first closing of the private placement on December 21, 1999, ComVest and its designees converted the bridge notes into 5.95 units in the offering pursuant to the existing conversion privileges and received 793,331 shares of common stock and unit warrants to purchase 396,669 shares of common stock. At that closing, we also converted approximately $1.0 million of other short-term indebtedness issued in return for capital financing and approximately $116,500 of deferred compensation payable to certain directors and officers into units in the offering. These amounts were converted into units at the option of the holders. In connection with these conversions, we reduced short-term indebtedness and accrued compensation payable and increased capital stock and additional paid-in capital for the respective amounts. We issued the units and agent warrants in reliance on an exemption under Section 4(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act as a transaction by an issuer not involving a public offering.



     During February 2000, we offered and sold units at a price of $100,000 per unit in another private placement private placement of 13.5 units. We offered the units only to persons that were "accredited investors" as defined under the Securities Act of Regulation D promulgated thereunder. Each unit consisted of 133,333 shares of common stock and a warrant to purchase 66,667 shares of common stock at an exercise price of $0.75 per share. Commonwealth Associates, L.P. offered the units on behalf of us as the placement agent in the offering on a "best efforts" basis. In connection with the offering, Commonwealth received (1) a commission equal to 7% of the aggregate purchase price of the units sold, and
(2) a structuring fee equal to 3% of the aggregate purchase price of the units sold. We also issued to Commonwealth seven-year agent warrants to purchase, at an exercise price of $0.75 per share, 33.33% of the shares of common stock (a) included in the units sold, and (b) issuable upon exercise of the warrants included in the units sold.

The following table presents certain information regarding our private placement of 13.5 units during February 2000:



                                                            FEBRUARY 2000
                                                            -------------
Units sold................................................        13.50
Shares of common stock issued.............................    1,799,996
Warrants issued at $0.75 per share........................      900,005
Agent warrants issued at $0.75 per share..................      900,000
Commissions paid to Commonwealth..........................      $94,500
Structuring fees paid to Commonwealth.....................      $40,500
Offering expenses.........................................      $50,000
                                                              ---------



We issued the units and agent warrants in reliance on an exemption under Section 4(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act as a transaction by an issuer not involving a public offering.


ITEM 27.  EXHIBITS.


EXHIBIT
  NO.                        DESCRIPTION OF EXHIBIT
-------                      ----------------------
  3.1     Amended and Restated Articles of Incorporation of the
          Registrant**
  3.2     Bylaws of the Registrant**
  4.1     Specimen of Common Stock Certificate**
  4.2     Specimen of Series A 10% Convertible Participating Preferred
          Stock Certificate**
    5     Opinion of Greenberg Traurig, a partnership of limited
          liability entities**
 10.1     The GridNet International, Inc. Program Enrollment Terms in
          connection with its agreement for Data Communication
          Products or Services dated April 9, 1998 (and the Terms and
          Conditions attached thereto dated February 1998) by and
          between GridNet International, Inc. and the Registrant**+
 10.2     Information Technology Supply Agreement dated September 10,
          1997 between Contego, LLC and Security Domain Pty Limited**
 10.3     Strategic Alliance Agreement dated December 11, 1997 by and between Contego, LLC and GridNet International, Inc.**+
 10.4     Distributor Agreement dated January 15, 1999 between
          Contego, LLC and the Registrant**
 10.5     Software License and Distribution Agreement dated June 18,
          1998 by and between the Registrant and Cyclone Software
          Corporation**
 10.6     Altiga Networks, Inc. Authorized Distributor Agreement dated
          June 23, 1999 between Altiga Networks, Inc. and the
          Registrant**+
 10.7     Performance Equity Plan**
 10.8     The Registrant's Severance Plan and Summary Plan
          Description**
 10.9     2000 Equity Incentive Compensation Plan

EXHIBIT
  NO.                        DESCRIPTION OF EXHIBIT
-------                      ----------------------
 23.1     Consent of Greenberg Traurig, a partnership of limited
          liability entities (included in Exhibit 5)**
 23.2     Consent of KPMG LLP
 23.3     Consents of Proposed Directors**
   24     Power of Attorney of Directors and Executive Officers
          (included on Signature Page of the Registration Statement)**
 27.1     Financial Data Schedule for Fiscal Year Ended December 31,
          1997**
 27.2     Financial Data Schedule for Nine Months Ended September 30,
          1998**
 27.3     Financial Data Schedule for Fiscal Year Ended December 31,
          1998**
 27.4     Financial Data Schedule for Nine Months Ended September 30,
          1999**
 27.5     Financial Data Schedule for Fiscal Year Ended December 31,
          1999


-------------------------


** Previously filed.


 + Portions of the exhibit have been omitted pursuant to a request for confidential treatment.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Alpharetta, state of Georgia, on May 2, 2000.


                                          INTELISPAN, INC.

                                          By: /s/ TRAVIS LEE PROVOW
                                            ------------------------------------
                                              Travis Lee Provow
                                              President and Chief Executive
                                              Officer
                                                (Principal Executive Officer)

     In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.



                         *                           Chairman of the Board of         May 2, 2000
---------------------------------------------------    Directors
             Maurice J. Gallagher, Jr.

               /s/ TRAVIS LEE PROVOW                 President, Chief Executive       May 2, 2000
---------------------------------------------------    Officer, and Director
                 Travis Lee Provow                     (Principal Executive
                                                       Officer)

                /s/ PETER A. NELSON                  Vice Chairman of the Board of    May 2, 2000
---------------------------------------------------    Directors, Vice
                  Peter A. Nelson                      President -- Business
                                                       Development, and Founder

                /s/ SCOT A. BRANDS                   Chief Financial Officer          May 2, 2000
---------------------------------------------------    (Principal Accounting
                  Scot A. Brands                       Officer)

                         *                           Director                         May 2, 2000
---------------------------------------------------
                  Michael S. Falk

                         *                           Director                         May 2, 2000
---------------------------------------------------
                Philip R. Ladouceur

            *By: /s/ TRAVIS LEE PROVOW
   ---------------------------------------------
                 Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
  NO.
-------
  3.1     Amended and Restated Articles of Incorporation of the
          Registrant**
  3.2     Bylaws of the Registrant**
  4.1     Specimen of Common Stock Certificate**
  4.2     Specimen of Series A 10% Convertible Participating Preferred
          Stock Certificate**
    5     Opinion of Greenberg Traurig, a partnership of limited
          liability entities**
 10.1     The GridNet International, Inc. Program Enrollment Terms in
          connection with its agreement for Data Communication
          Products or Services dated April 9, 1998 (and the Terms and
          Conditions attached thereto dated February 1998) by and
          between GridNet International, Inc. and the Registrant**+
 10.2     Information Technology Supply Agreement dated September 10,
          1997 between Contego, LLC and Security Domain Pty Limited**
 10.3     Strategic Alliance Agreement dated December 11, 1997 by and between Contego, LLC and GridNet International, Inc.**+
 10.4     Distributor Agreement dated January 15, 1999 between
          Contego, LLC and the Registrant**
 10.5     Software License and Distribution Agreement dated June 18,
          1998 by and between the Registrant and Cyclone Software
          Corporation**
 10.6     Altiga Networks, Inc. Authorized Distributor Agreement dated
          June 23, 1999 between Altiga Networks, Inc. and the
          Registrant**+
 10.7     Performance Equity Plan**
 10.8     The Registrant's Severance Plan and Summary Plan
          Description**
 10.9     2000 Equity Incentive Compensation Plan
 23.1     Consent of Greenberg Traurig, a partnership of limited
          liability entities (included in Exhibit 5)**
 23.2     Consent of KPMG LLP
 23.3     Consents of Proposed Directors**
   24     Power of Attorney of Directors and Executive Officers
          (included on Signature Page of the Registration Statement)**
 27.1     Financial Data Schedule for Fiscal Year Ended December 31,
          1997**
 27.2     Financial Data Schedule for Nine Months Ended September 30,
          1998**
 27.3     Financial Data Schedule for Fiscal Year Ended December 31,
          1998**
 27.4     Financial Data Schedule for Nine Months Ended September 30,
          1999**
 27.5     Financial Data Schedule for Fiscal Year Ended December 31,
          1999


-------------------------


** Previously filed.


 + Portions of the exhibit have been omitted pursuant to a request for confidential treatment.